   As filed with the Securities and Exchange Commission on September 26, 2000
                                                           ------------
                                                          Registration No.  333-
                                                                            811-

                      SECURITIES AND EXCHANGE COMMISSION
                      ----------------------------------
                            WASHINGTON, D.C.  20549

                               THE U.S. BANCORP
                        INVESTMENTS INC. PRINCIPAL-PLUS
                               VARIABLE ANNUITY

                                   FORM N-4

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933               X
                        Pre-Effective Amendment No. ___
                       Post-Effective Amendment No.  ___

                                      and

                         REGISTRATION STATEMENT UNDER
                      THE INVESTMENT COMPANY ACT OF 1940         X
                                 Amendment No.

                             SEPARATE ACCOUNT VA I
                          (Exact Name of Registrant)

                          PFL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                            4333 Edgewood Road N.E.
                          Cedar Rapids, IA 52499-0001
             (Address of Depositor's Principal Executive Offices)
                 Depositor's Telephone Number: (319) 297-8468

                              Frank A. Camp, Esq.
                          PFL Life Insurance Company
                           4333 Edgewood Road, N.E.
                          Cedar Rapids, IA 52499-0001
                    (Name and Address of Agent for Service)

                                   Copy to:
                          Frederick R. Bellamy, Esq.
                      Sutherland, Asbill and Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2415

Title of Securities Being Registered:  Flexible Premium Variable Annuity
------------------------------------
Policies

Approximate Date of Proposed Public Offering:
--------------------------------------------

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       THE U.S. BANCORP INVESTMENTS INC.
                                PRINCIPAL-PLUS
                               VARIABLE ANNUITY

                                Issued Through
                             Separate Account VA I
                                      by
                          PFL LIFE INSURANCE COMPANY

Prospectus
___________________

This prospectus and the mutual fund prospectuses give you important information about the policies and the mutual funds. Please read them carefully before you invest and keep them for future reference.

If you would like more information about The U.S. Bancorp Investments Inc. Principal-Plus Variable Annuity ("Principal-Plus Variable Annuity") policy, you can obtain a free copy of the Statement of Additional Information (SAI) dated __________________. Please call us at (800) 525-6205 or write us at: PFL Life
Insurance Company, Financial Markets Division, Variable Annuity Department, 4333 Edgewood Road N.E., Cedar Rapids, Iowa, 52499-0001. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission
(SEC) and is incorporated herein by reference. Information about the separate account and the policies can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the policies and the mutual funds:

 .  are not bank deposits

 .  are not federally insured

 .  are not endorsed by any bank or government agency

 .  are not guaranteed to achieve their goal

 .  are subject to risks, including loss of premium

This flexible premium annuity policy has many investment choices. There is a fixed account, which offers interest at rates that are guaranteed by PFL Life Insurance Company (PFL), and twelve mutual fund portfolios offered by the underlying funds listed below. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the mutual fund portfolios.

FEDERATED INSURANCE SERIES
Managed by Federated Investment Management Company
   Federated Prime Money Fund II

FIRST AMERICAN INSURANCE PORTFOLIOS, INC.
Managed by First American Asset Management
   First American International Portfolio
   First American Large Cap Growth Portfolio
   First American Mid Cap Growth Portfolio
   First American Small Cap Growth Portfolio
   First American Technology Portfolio

PUTNAM VARIABLE TRUST - CLASS IB SHARES
Managed by Putnam Investment Management, Inc.

   Putnam VT Diversified Income Fund
   Putnam VT The George Putnam Fund of Boston
   Putnam VT Growth and Income Fund
   Putnam VT Income Fund
   Putnam VT Investors Fund
   Putnam VT New Value Fund

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS                                                Page
GLOSSARY OF TERMS..............................................

SUMMARY........................................................

ANNUITY POLICY FEE TABLE.......................................

EXAMPLES.......................................................

1.  THE ANNUITY POLICY.........................................

2.  PURCHASE...................................................
    Policy Issue Requirements..................................
    Premium Payments...........................................
    Initial Premium Requirements...............................
    Additional Premium Payments................................
    Maximum Total Premium Payments.............................
    Premium Enhancement........................................
    Allocation of Premium Payments.............................
    Policy Value...............................................

3.  INVESTMENT CHOICES.........................................
    The Separate Account.......................................
    The Fixed Account..........................................
    Transfers..................................................

4.  PERFORMANCE................................................

5.  EXPENSES...................................................
    Surrender Charges..........................................
    Excess Interest Adjustment.................................
    Mortality and Expense Risk Fee.............................
    Administrative Charges.....................................
    Premium Taxes..............................................
    Federal, State and Local Taxes.............................
    Transfer Fee...............................................
    Family Income Protector....................................
    Portfolio Management Fees..................................

6.  ACCESS TO YOUR MONEY.......................................
    Withdrawals................................................
    Delay of Payment and Transfers.............................
    Excess Interest Adjustment.................................

7.  ANNUITY PAYMENTS...........................................
    (THE INCOME PHASE).........................................
    Annuity Payment Options....................................

8.  DEATH BENEFIT..............................................
    When We Pay A Death Benefit................................
    When We Do Not Pay A Death Benefit.........................
    Amount of Death Benefit....................................
    Guaranteed Minimum Death Benefit...........................
    Adjusted Partial Withdrawal................................

9.  TAXES......................................................
    Annuity Policies in General................................
    Qualified and Nonqualified Policies........................
    Withdrawals - Qualified Policies...........................
    Withdrawals - 403(b) Policies..............................
    Diversification and Distribution Requirements..............
    Withdrawals - Nonqualified Policies........................
    Taxation of Death Benefit Proceeds.........................
    Annuity Payments.............................
    Transfers, Assignments and Exchanges of Policies...........
    Possible Tax Law Changes...................................

10. ADDITIONAL FEATURES........................................
    Systematic Payout Option...................................
    Family Income Protector....................................
    Nursing Care and Terminal Condition Withdrawal Optioin.....
    Unemployment Waiver........................................
    Telephone Transacations....................................
    Dollar Cost Averaging......................................
    Asset Rebalancing..........................................

11. OTHER INFORMATION..........................................
    Ownership..................................................
    Assignment.................................................
    PFL Life Insurance Company.................................
    The Separate Account.......................................
    Mixed and Shared Funding...................................
    Reinstatements.............................................
    Voting Rights..............................................
    Distributor of the Policies................................
    Variations in Policy Provisions............................
    IMSA.......................................................
    Legal Proceedings..........................................
    Financial Statements.......................................

TABLE OF CONTENTS OF THE STATEMENT.............................
OF ADDITIONAL INFORMATION......................................

APPENDIX A.....................................................
Historical Performance Data....................................

GLOSSARY OF TERMS

Accumulation Unit--An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value--The policy value increased or decreased by any excess interest adjustment.

Annuitant--The person during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date--The date upon which annuity payments are to commence. The annuity commencement date may not be later than the last day of the policy month starting after the annuitant attains age 85, except as expressly allowed by PFL. In no event will this date be later than the last day of the policy month following the month in which the annuitant attains age 95. The annuity commencement date may be required to be earlier for qualified policies.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Cash Value--The adjusted policy value less any applicable surrender charge.

Cumulative Free Percentage--The percentage (as applied to the policy value) which is available free of any surrender charge.

Excess Interest Adjustment--A positive or negative adjustment to amounts withdrawn upon partial or full surrenders from the fixed account guaranteed period options, or to amounts applied to annuity payment options. The adjustment reflects changes in the interest rates declared by PFL since the date any payment was received by (or an amount was transferred to) the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Fixed Account--One or more investment choices under the policy that are part of PFL's general assets and are not in the separate account.

Guaranteed Period Options--The various guaranteed interest rate periods of the fixed account which PFL may offer and into which premium payments may be paid or amounts transferred.

Owner--The person who may exercise all rights and privileges under the policy. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner or a successor owner in the information that we require to issue a policy.

Policy Value--On or before the annuity commencement date, the policy value is equal to the owner's:

 .  premium payments (plus any premium enhancement); minus

 . partial withdrawals (including the net effect of any applicable excess interest adjustments and/or surrender charges on such withdrawals); plus

 .  interest credited in the fixed account; plus or minus

 .  accumulated gains or losses in the separate account; minus

 .  service charges, rider fees, premium taxes and transfer fees, if any.

Separate Account--Separate Account VA I, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), to which premium payments under the policies may be allocated.

Subaccount--A subdivision within the separate account, the assets of which are invested in a specified portfolio of the underlying funds.

              (Note: The SAI contains a more extensive Glossary.)

SUMMARY

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail.

1.  THE ANNUITY POLICY

The flexible premium variable annuity policy offered by PFL Life Insurance Company (PFL, we, us, or our) provides a way for you to invest on a tax-deferred basis in the following investment choices: twelve subaccounts of the separate account, and a fixed account of PFL. The policy is intended to accumulate money for retirement or other long-term investment purposes.

This policy offers twelve subaccounts that are listed in Section 3. Each subaccount invests exclusively in shares of one of the portfolios of the underlying funds. The policy value may depend on the investment experience of the selected subaccounts. Therefore, you bear the entire investment risk with respect to all policy value in any subaccount. You could lose the amount that you invest.

The fixed account offers an interest rate that PFL guarantees. We guarantee to return your investment with interest credited for all amounts allocated to the fixed account.

You can transfer money between any of the investment choices within certain limits. We reserve the right to impose a $10 fee for each transfer in excess of 12 transfers per policy year.

The policy, like all deferred annuity policies, has two phases: the "accumulation phase" and the "income phase." During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the policy. The income phase occurs when you begin receiving regular payments from your policy. The money you can accumulate during the accumulation phase will largely determine the income payments you receive during the income phase.

2.  PURCHASE

You can buy this policy with $2,000 or more under most circumstances. You can add as little as $50 at any time during the accumulation phase.

Each premium payment will receive a premium enhancement that PFL adds to your policy value. We may change the enhancement rate at any time. Under certain circumstances, you might forfeit (or lose) the premium enhancement.

3.  INVESTMENT CHOICES

You can allocate your premium payments to one or more of the following investment choices described in the underlying fund prospectuses:

Federated Prime Money Fund II
First American International Portfolio
First American Large Cap Growth Portfolio
First American Mid Cap Growth Portfolio
First American Small Cap Growth Portfolio
First American Technology Portfolio
Putnam VT Diversified Income Fund - Class IB Shares
Putnam VT The George Putnam Fund
 of Boston - Class IB Shares
Putnam VT Growth and Income Fund - Class IB Shares
Putnam VT Income Fund - Class IB Shares
Putnam VT Investors Fund - Class IB Shares
Putnam VT New Value Fund - Class IB Shares

Depending upon their investment performance, you can make or lose money in any of these subaccounts.

You can also allocate your premium payments to the fixed account.

4.  PERFORMANCE

The value of the policy will vary up or down depending upon the investment performance of the subaccounts you choose. We provide past performance information in Appendix A and in the SAI. This data does not indicate future performance.

5.  EXPENSES

No deductions are made from premium payments at the time you buy the policy so that the full amount of each premium payment is invested in one or more of your investment choices.

We may deduct a surrender charge of up to 6.0% of premium payments withdrawn within five years after the premium is paid. However, after the tenth policy year, no surrender charges apply, regardless of when you made your last premium payment. To calculate surrender charges, we consider the premium you paid to come out before any earnings.

Full surrenders and partial withdrawals from a guaranteed period option of the fixed account may also be subject to an excess interest adjustment, which may increase or decrease the amount you receive. This adjustment may also apply to amounts applied to an annuity payment option from a guaranteed period option of the fixed account.

We deduct daily mortality and expense risk fees and administrative charges of either 1.25% or 1.40% per year from the assets in each subaccount, depending on the guaranteed minimum death benefit you choose.

During the accumulation phase, we deduct an annual service charge of no more than $30 from the policy value on each policy anniversary and at the time of surrender. The charge is waived if either the policy value or the sum of all premium payments, minus all partial withdrawals, is at least $50,000.

We will deduct state premium taxes, which currently range from 0% to 3.50%, upon total surrender, payment of a death benefit, or when annuity payments begin.

If you elect the family income protector rider, there is an annual fee during the accumulation phase of 0.30% of the minimum annuitization value. If you receive annuity payments under the rider, then during the income phase, there is a guaranteed payment fee at an annual rate of 1.25% of the daily net asset value in the separate account.

The value of the net assets of the mutual fund subaccounts will reflect the management fee and other expenses incurred by the underlying fund portfolios.

6.  ACCESS TO YOUR MONEY

You can take out $500 or more anytime during the accumulation phase (except under certain qualified policies). You may take out up to 10% of the policy value free of surrender charges each policy year. The percentage that may be taken free of surrender charges is referred to as the cumulative free percentage. Any cumulative free percentage that is not taken in one year is carried forward and is available to be taken in the following policy year. Amounts withdrawn in excess of the cumulative free percentage may be subject to a surrender charge. You may also have to pay income tax and a tax penalty on any money you take out.

Access to amounts held in qualified policies may be restricted or prohibited.

7.  ANNUITY PAYMENTS (THE INCOME PHASE)

The policy allows you to receive income under one of five annuity payment options. You may choose from fixed payment options, variable payment options, or a combination of both. If you select a variable payment option, the dollar amount of your payments may go up or down.

8.  DEATH BENEFIT

If you are both the owner and the annuitant and you die before the income phase begins, then your beneficiary will receive a death benefit.

Naming different persons as owner and annuitant can affect whether the death benefit is payable and to whom amounts will be paid. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

You may choose one of the following guaranteed minimum death benefits:

 .  5% Annually Compounding (through age 80)

 .  Annual Step-Up (through age 80)

 .  Return of Premium

Charges are lower for the Return of Premium Death Benefit than they are for the other two.

If the owner is not the annuitant, no death benefit is paid if the owner dies.

9.  TAXES

Your earnings, if any, are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first for federal tax purposes, and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the earnings. Payments during the income phase are considered partly a return of your original investment so that part of each payment is not taxable as income.

10.  ADDITIONAL FEATURES

This policy has additional features that might interest you. These include the following:

 . You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your policy is in the accumulation phase. This feature is referred to as the "systematic payout option." Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.

 . You can elect an optional rider that guarantees you a minimum annuitization value. This feature is called the "family income protector." There is an extra charge for this rider and the rider may vary by state.

 . Under certain medically related circumstances, you may withdraw all or part of your policy value without a surrender charge and excess interest adjustment. This feature is called the "nursing care and terminal condition withdrawal option."

 . Under certain unemployment circumstances, you may withdraw all or a portion of the policy value free of surrender charges and excess interest adjustments. This feature is called the "unemployment waiver."

 . You may make transfers and/or change the allocation of additional premium payments by telephone.

 . You can arrange to have a certain amount of money (at least $500) automatically transferred from the fixed account, either monthly or quarterly, to your choice of subaccounts. This feature is called "dollar cost averaging."

 . We will, upon your request, automatically transfer amounts among the subaccounts on a regular basis to maintain a desired allocation of the policy value among the various subaccounts. This feature is called "asset rebalancing."

These features are not available in all states and may not be suitable for your particular situation.

11.  OTHER INFORMATION

Right to Cancel Period. You may return your policy for a refund. The amount of time you have to return the policy will depend on the state where the policy was issued. Our right to cancel period is 10 days (after you receive the policy), or whatever longer time may be permitted by state law. The amount of the refund will generally be the policy value, less any premium enhancement. PFL will pay the refund within 7 days after it receives written notice of cancellation and the returned policy. The policy will then be deemed void. In some states you may have more or less than 10 days to return a policy, or receive a refund of more (or less) than the policy value.

No Probate. Usually, when the annuitant dies, the person you choose as your beneficiary will receive the death benefit under this policy without going through probate. State laws vary on how the amount that may be paid is treated for estate tax purposes.

Who should purchase the Policy? This policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most beneficial for people in high federal and state tax brackets. The tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan. You should not buy this policy if you are looking for a short-term investment or if you cannot take the risk of losing the money that you put in.

There are various fees and charges associated with variable annuities.   You
should consider whether the features and benefits of this policy, such as the opportunity for lifetime income payments, a guaranteed death benefit, the guaranteed level of certain charges, the premium enhancement, and the family income protector, make this policy appropriate for your needs.

Financial Statements. Financial statements for PFL are in the SAI. There are no financial statements for the subaccounts because they had not commenced operations as of December 31, 1999.

12.  INQUIRIES

If you need more information, please contact us at:

Administrative and Service Office
Financial Markets Division
Variable Annuity Department
PFL Life Insurance Company
4333 Edgewood Road N.E.
P.O. Box 3183
Cedar Rapids, IA 52406-3183

You may check your policy at www.pfllife.com/fmd. Follow the logon procedures. You will need your pre-assigned Personal Identification Number ("PIN") to access information about your policy.

                                                       ANNUITY POLICY FEE TABLE
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                      Separate Account Annual Expenses
                  Policy Owner Transaction Expenses                              (as a percentage of average account value)
-----------------------------------------------------------------------------------------------------------------------------------

Sales Load On Purchase Payments                                   0      Mortality and Expense Risk Fees/(3)/         1.25%
Maximum Surrender Charge                                                 Administrative Charge                        0.15%
                                                                                                                      ----
  (as a % of Premium Payments Surrendered)/(1)(2)/                6%
Annual Service Charge/(2)/                            $30 Per Policy     TOTAL SEPARATE ACCOUNT
Transfer Fee/(2)/                                   Currently No Fee       ANNUAL EXPENSES                            1.40%
-----------------------------------------------------------------------------------------------------------------------------------
                                                  Portfolio Annual Expenses/(4)/
                             (as a percentage of average net assets and after expense reimbursements)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Rule      Total Portfolio
                                                                       Management         Other         12b-1         Annual
                                                                         Fees           Expenses        Fees         Expenses
-----------------------------------------------------------------------------------------------------------------------------------
 Federated Prime Money Fund II                                            0.50%            0.23%          -              0.73%
 First American International Portfolio/(5)/                              1.25%            0.54%          -              1.79%
 First American Large Cap Growth Portfolio/(5)/                           0.70%            0.47%          -              1.17%
 First American Mid Cap Growth Portfolio/(5)/                             0.70%            0.47%          -              1.17%
 First American Small Cap Growth Portfolio/(5)/                           0.70%            0.47%          -              1.17%
 First American Technology Portfolio/(5)/                                 0.70%            0.47%          -              1.17%
 Putnam VT Diversified Income Fund - Class IB Shares/(6)/                 0.68%            0.10%       0.15%             0.93%
 Putnam VT The George Putnam Fund of Boston - Class IB Shares/(6)/        0.65%            0.18%       0.15%             0.98%
 Putnam VT Growth and Income Fund - Class IB Shares/(6)/                  0.61%            0.12%       0.15%             0.88%
 Putnam VT Income Fund - Class IB Shares/(6)/                             0.60%            0.07%       0.15%             0.82%
 Putnam VT Investors Fund - Class IB Shares/(6)/                          0.63%            0.08%       0.15%             0.86%
 Putnam VT New Value Fund - Class IB Shares/(6)/                          0.70%            0.10%       0.15%             0.95%
-----------------------------------------------------------------------------------------------------------------------------------

/(1)/ The surrender charge is decreased based on the number of years since the premium payment was made, from 6% in the year in which the premium payment was made to 0% in the sixth year after the premium payment was made. However, after the tenth policy year, no surrender charges apply, regardless of when you made your last premium payment. If applicable, a surrender charge will only be applied to withdrawals that exceed the amount available under certain listed exceptions.

/(2)/ The surrender charge and transfer fee, if any are imposed, apply to each policy, regardless of how policy value is allocated among the separate account and the fixed account. The service charge is the lesser of $30 or 2% of the policy value. It applies to both the fixed account and the separate account, and is assessed on a prorata basis relative to each account's policy value as a percentage of the policy's total policy value. There is no fee for the first 12 transfers per policy year. For additional transfers, PFL may charge a fee of $10 per transfer, but currently does not charge for any transfers. Separate account expenses do not apply to the fixed account.

/(3)/ Mortality and expense risk fees shown (1.25%) are for the "5% Annually
      Compounding Death Benefit" and the "Annual Step Up Death Benefit." This reflects a fee that is 0.15% higher than the 1.10% corresponding fees for the "Return of Premium Death Benefit."

/(4)/ The fee table information relating to the underlying funds was provided to PFL by the underlying funds, their investment advisers or managers, and PFL has not independently verified such information. Actual future expenses of the underlying funds may be greater or less than those shown in the Table.

/(5)/ "Other Expenses" for the portfolios are based on estimated amounts for the current fiscal year. The adviser intends to waive management fees during the current fiscal year so that the total fund operating expenses do not exceed 1.35%, 0.80%, 0.90%, 0.90%, and 0.90%, respectively, for the
      International Portfolio, Large Cap Growth Portfolio, Mid Cap Growth Portfolio, Small Cap Growth Portfolio and Technology Portfolio. Fee waivers may be discontinued at any time.

/(6)/ The Class IB 12b-1 plans provide for payments by each fund to Putnam
      Retail Management, Inc. at an annual rate of up to 0.35%. The Trustees currently limit 12b-1 payments on Class IB shares to 0.15% of average net assets.

EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a hypothetical 5% annual return on assets, assuming the entire policy value is in the applicable2 subaccount,, and assuming the family income protector benefit has not been selected:

The expenses reflect different mortality and expense risk fees depending on which death benefit you select:

A = Return of Premium Death Benefit (1.10% charge)
B = 5% Annually Compounding Death Benefit or the Annual Step-Up Death
    Benefit (1.25% charge)

------------------------------------------------------------------------------------------------------------------
                                                                                 If the Policy is annuitized at
                                                 If the Policy is surrendered    the end of the applicable time
                                                 at the end of the applicable   period or if the Policy is still
                                                         time period.              in the accumulation phase.
                                              --------------------------------------------------------------------
                                                      1               3                1                3
Subaccounts                                          Year           Years            Year             Years
------------------------------------------------------------------------------------------------------------------
 Federated Prime Money Fund II             A
------------------------------------------------------------------------------------------------------------------
                                           B
                                         -------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
 First American International Portfolio    A
                                         -------------------------------------------------------------------------
                                           B
------------------------------------------------------------------------------------------------------------------
 First American Large Cap Growth           A
  Portfolio
                                         -------------------------------------------------------------------------
                                           B
------------------------------------------------------------------------------------------------------------------
 First American Mid Cap Growth Portfolio   A
                                         -------------------------------------------------------------------------
                                           B
------------------------------------------------------------------------------------------------------------------
 First American Small Cap Growth           A
  Portfolio
                                         -------------------------------------------------------------------------
                                           B
------------------------------------------------------------------------------------------------------------------
 First American Technology Portfolio       A
                                         -------------------------------------------------------------------------
                                           B
------------------------------------------------------------------------------------------------------------------
 Putnam VT Diversified Income Fund -       A
                                         -------------------------------------------------------------------------
  Class IB Shares                          B
------------------------------------------------------------------------------------------------------------------
 Putnam VT The George Putnam Fund          A
                                         -------------------------------------------------------------------------
  of Boston -  Class IB Shares             B
------------------------------------------------------------------------------------------------------------------
 Putnam VT Growth and Income Fund -        A
                                         -------------------------------------------------------------------------
  Class IB Shares                          B
------------------------------------------------------------------------------------------------------------------
 Putnam VT Income Fund -                   A
                                         -------------------------------------------------------------------------
  Class IB Shares                          B
------------------------------------------------------------------------------------------------------------------
 Putnam VT Investors Fund -                A
                                         -------------------------------------------------------------------------
  Class IB Shares                          B
------------------------------------------------------------------------------------------------------------------
 Putnam VT New Value Fund -                A
                                         -------------------------------------------------------------------------
  Class IB Shares                          B
------------------------------------------------------------------------------------------------------------------

The above tables will assist you in understanding the costs and expenses of the policy that you will bear, directly or indirectly. These include the 1999 expenses of the underlying funds. In addition to the expenses listed above, premium taxes may be applicable.

The examples should not be considered a representation of past or future expenses, and actual expenses may be greater or less than those shown. The assumed 5% annual return is hypothetical and should not be considered a representation of past or future annual returns, which may be greater or less than the assumed rate.

In these examples, the annual $30 service charge is reflected as a charge of _________% based on an anticipated average policy value of $____________.

These examples do not reflect the annual fee of 0.30% of the minimum annuitization value for the family income protector rider. The above expense figures would be approximately $3 per year higher if you elected that rider.

Financial Information. The subaccounts had not commenced operations as of December 31, 1999, therefore there is no condensed financial information to report as of the date of this prospectus.

1.  THE ANNUITY POLICY

This prospectus describes the Principal-Plus Variable Annuity policy offered by PFL Life Insurance Company.

An annuity is a policy between you, the owner, and an insurance company (in this case PFL), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings (if any) are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the annuity commencement date, your annuity switches to the income phase.

The policy is a flexible premium variable annuity. You can use the policy to accumulate funds for retirement or other long-term financial planning purposes.

The policy is a "flexible premium" policy because after you purchase it, you can generally make additional investments of any amount of $50 or more, until the annuity commencement date. But you are not required to make any additional investments.

The policy is a "variable" annuity because the value of your investments can go up or down based on the performance of your investment choices. If you invest in the variable annuity portion of the policy, the amount of money you are able to accumulate in your policy during the accumulation phase depends upon the performance of your investment choices. The amount of annuity payments you receive during the income phase from the variable annuity portion of your policy also depends upon the investment performance of your investment choices for the income phase. However, if you annuitize under the family income protector rider, then PFL will guarantee a minimum amount of your annuity payments. There is an extra charge for this rider.

The policy also contains a fixed account. The fixed account offers an interest rate that we guarantee will not decrease during the selected guaranteed period. There may be different interest rates for each different guaranteed period that you select.

2.  PURCHASE

Policy Issue Requirements

PFL will not issue a policy unless:

 .  PFL receives all information needed to issue the policy;
 .  PFL receives a minimum initial premium payment;
 .  The annuitant and any joint owner are age 85 or younger.

We reserve the right to reject any application or premium payment.

Premium Payments

You should make checks for premium payments payable only to PFL Life Insurance Company and send them to the administrative and service office. Your check must be honored in order for PFL to pay any associated payments and benefits due under the policy.

Initial Premium Requirements

The initial premium payment for most policies must be at least $2,000. There is no minimum initial premium payment for policies issued under section 403(b) of the Internal Revenue Code; however, your premium must be received within 90 days of receipt of the application or a policy will not be issued.

PFL will credit your initial premium payment to your policy within two business days after the day PFL receives it and your complete policy information. If we are unable to credit your initial premium payment, we will contact you within five business days and explain why. We will also return your initial premium payment at that time unless you tell us to keep it and credit it as soon as possible.

The date on which we credit your initial premium payment to your policy is the policy date. The policy date is used to determine policy years, policy months and policy anniversaries.

Additional Premium Payments

You are not required to make any additional premium payments. However, you can make additional premium payments as often as you like during the lifetime of the annuitant and during the accumulation phase. Additional premium payments must be at least $50. PFL will credit additional premium payments to your policy as of the business day we receive your premium and required information. Additional premium payments must be received before the New York Stock Exchange closes to get same-day pricing of the additional premium payment.

Maximum Total Premium Payments

We allow premium payments up to a total of $1,000,000 without prior approval ($500,000 for annuitants over age 80).

Premium Enhancement

An amount equal to 1% of the initial premium payment will be added to the policy value. The amount of the premium enhancement is not considered a premium payment. The premium enhancement percentage may vary from premium to premium on subsequent premium payments, but will never be less than 1% nor more than 3%. A confirmation will be sent advising the owner of the amount of premium enhancement applicable to each subsequent premium payment. No premium enhancement will apply if the policy is canceled pursuant to the right to cancel ("free-look") provision.

You will forfeit, or lose, the premium enhancement upon the occurrence of any of the following events:

 .    exercise of the free-look option;

 .    exercise of the nursing care and terminal condition withdrawal option or the unemployment waiver within one year from the time we apply the premium enhancement;

 .    a death benefit is payable within one year from the time we apply the premium enhancement; or

 .    annuitization within one year from the time we apply the premium enhancement.

In these circumstances we will take back, or 'recapture,' the full dollar amount of the enhancement, without any adjustment for investment performance.

In certain unusual circumstances, you might be worse off because of the premium enhancement. This could happen if we recapture the dollar amount of the premium enhancement and the overall investment performance of your contract was negative (if the overall investment performance of your contract was positive you would be better off).

Allocation of Premium Payments

When you purchase a policy, PFL will allocate your premium payment (plus the premium enhancement) to the investment choices you select. Your allocation must be in whole percentages and must total 100%. We will allocate additional premium payments the same way, unless you request a different allocation.

If you allocate your premium payment to the dollar cost averaging fixed account, you must give us instructions regarding the subaccount(s) to which transfers are to be made or we cannot accept your premium payment.

You may change allocations for future additional premium payments by sending written instructions or by telephone, subject to the limitations described below under "Telephone Transactions." The allocation change will apply to premium payments received on or after the date we receive the change request.

Policy Value

You should expect your policy value to change from valuation period to valuation period. A valuation period begins at the close of regular trading on the New York Stock Exchange on each business day and ends at the close of trading on the next succeeding business day. A business day is each day that the New York Stock Exchange is open. The New York Stock Exchange generally closes at 4:00 p.m. eastern time. Holidays are generally not business days.

3.   INVESTMENT CHOICES

The Separate Account

The Principal-Plus Variable Annuity separate account currently consists of twelve subaccounts.

The subaccounts invest in shares of the underlying fund portfolios. The companies that provide investment advice and administrative services for the underlying fund portfolios offered through this policy are listed below. The following investment choices are currently offered through this policy:

FEDERATED INSURANCE SERIES
Managed by Federated Investment Management Company
     Federated Prime Money Fund II

FIRST AMERICAN INSURANCE PORTFOLIOS, INC.
Managed by First American Asset Management
     First American International Portfolio
     First American Large Cap Growth Portfolio
     First American Mid Cap Growth Portfolio
     First American Small Cap Growth Portfolio
     First American Technology Portfolio

PUTNAM VARIABLE TRUST - CLASS IB SHARES
Managed by Putnam Investment Management, Inc.
     Putnam VT Diversified Income Fund
     Putnam VT The George Putnam Fund of Boston
     Putnam VT Growth and Income Fund
     Putnam VT Income Fund
     Putnam VT Investors Fund
     Putnam VT New Value Fund

The general public may not purchase shares of these underlying fund portfolios. The investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser or manager that are sold directly to the public. You should not expect that the investment results of the underlying fund portfolios to be the same as those of other portfolios or mutual funds.

More detailed information, including an explanation of the portfolios' investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which are attached to this prospectus. You should read the prospectuses for each of the underlying fund portfolios carefully before you invest.

PFL may receive expense reimbursements or other revenues from the underlying funds or their managers. The amount of these reimbursements or revenues, if any, may be different for different funds or portfolios, and may be based on the amount of assets that PFL or the separate account invests in the underlying fund portfolios.

We do not guarantee that any of the subaccounts will always be available for premium payments, allocations, or transfers. See the SAI for more information concerning the possible addition, deletion or substitution of investments.

The Fixed Account

Premium payments allocated and amounts transferred to the fixed account become part of PFL's general account. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. PFL has been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus which relate to the fixed account.

We guarantee that the interest credited to the fixed account will not be less than 3% per year. At the end of the guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

Surrenders or partial withdrawals from a guaranteed period option of the fixed account are subject to an excess interest adjustment. This adjustment may increase or decrease the amount of interest credited to your policy. The excess interest adjustment will not decrease the interest credited to your policy below 3% per year, however. You bear the risk that we will not credit interest greater than 3% per year. We determine credited rates, which are guaranteed for at least one year, in our sole discretion.

If you select the fixed account, your money will be placed with PFL's other general assets. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of annuity payments you receive during the income phase from the fixed portion of your policy will remain level for the entire income phase.

Transfers

During the accumulation phase, you may make transfers to or from any subaccount or the fixed account as often as you wish within certain limitations.

Transfers out of the guaranteed period option of the fixed account are limited to the following:

     . Transfers of up to the total amount, provided that you notify us within 30 days prior to the end of the guaranteed period that you wish to transfer the amount in that guaranteed period option to another investment choice. No excess interest adjustment will apply.

     . Transfers of amounts equal to interest credited on a monthly, quarterly, semi-annual or annual basis. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest premium payment first.

Otherwise, you cannot transfer out of the fixed account.

There are no transfers permitted out of the dollar cost averaging fixed account option except through the dollar cost averaging program.

Each transfer must be at least $500, or the entire subaccount value. Transfers of interest from a guaranteed period option of the fixed account, must be at least $50. If less than $500 remains, then we reserve the right to include that amount in the transfer. Transfers must be received while the New York Stock Exchange is open to get same-day pricing of the transaction.

Currently, there is no charge for transfers and no limit on the number of transfers during the accumulation phase. However, in the future, the number of transfers permitted may be limited and a $10 charge per transfer may apply.

During the income phase of your policy, you may transfer values out of any subaccount up to four times per policy year. However, you cannot transfer out of the fixed account in this phase. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the variable annuity units in the subaccount from which the transfer is being made.

Transfers may be made by telephone, subject to limitations described below under "Telephone Transactions."

We reserve the right to prohibit transfers to the fixed account if we are crediting an effective annual interest rate of 3.0% (the guaranteed minimum).

The policy you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to an underlying fund portfolio. We reserve the right to reject any premium payment or transfer request from any person, if, in our judgment, an underlying fund portfolio would be unable to invest effectively in accordance with its investment objectives and policies or would otherwise be potentially adversely affected or if an underlying portfolio would reject our purchase order.

4.   PERFORMANCE

PFL periodically advertises performance of the various investment portfolios. We may disclose at least three different kinds of performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes or surrender charges or the annual service charge. The deduction of any applicable premium taxes, surrender charges, or the annual service charge would reduce the percentage increase or make greater any percentage decrease.

Second, any advertisement will also include total return figures, which reflect the deduction of the mortality and expense risk fees, administrative charges and surrender charges. These figures will also reflect the premium enhancement.

Third, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the separate account.

We also may, from time to time, include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

Appendix A contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

5.   EXPENSES

There are charges and expenses associated with your policy that reduce the return on your investment in the policy.

Surrender Charges

During the accumulation phase, you can withdraw part or all of the cash value (restrictions or prohibitions may apply to qualified policies). We may deduct a surrender charge to compensate us for expenses relating to policy sales, including commissions to registered representatives and other promotional expenses.

You can withdraw up to 10% of your policy value each year free of surrender charges. This free amount is cumulative and is referred to as the cumulative free percentage and is determined at the time of the withdrawal. If you withdraw money in excess of the cumulative free percentage, you might have to pay a surrender charge, which is a contingent deferred sales charge, on the excess amount. The following schedule shows the surrender charges that apply during the five years following each premium payment:

             ----------------------------------------------------
                   Number of Years         Surrender Charge
                    Since Premium         (as a percentage of
                    Payment Date           premium withdrawn)
             ----------------------------------------------------
                       0 - 1                       6%
                       1 - 2                       6%
                       2 - 3                       6%
                       3 - 4                       4%
                       4 - 5                       2%
                     5 or more                     0%
             ----------------------------------------------------

For example, assume your policy value is $100,000 at the beginning of policy year 2 and you withdraw $30,000. Since that amount is more than your cumulative free percentage of 20% that is available at that time, you would pay a surrender charge of $600 on the remaining $10,000 (6% of $30,000 - $20,000).

You receive the full amount of a requested partial withdrawal because we deduct any surrender charge and any applicable excess interest adjustment from your remaining policy value. You receive your cash value upon full surrender.

For surrender charge purposes, the oldest premium is considered to be withdrawn first. After the tenth policy year, no surrender charges apply, regardless of when you made your last premium payment.

Keep in mind that withdrawals may be taxable, and if made before age 59 1/2, may be subject to a 10% federal penalty tax. For tax purposes, withdrawals are considered to come from earnings first.

Surrender charges are waived if you withdraw money under the nursing care and terminal condition withdrawal option or the unemployment waiver.

Excess Interest Adjustment

Withdrawals of cash value from the fixed account may be subject to an excess interest adjustment. This adjustment could retroactively reduce the interest credited in the fixed account to the guaranteed minimum of 3% per year. See the "Excess Interest Adjustment" section of this prospectus.

Mortality and Expense Risk Fee

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. Examples include a guarantee of annuity rates, the death benefits, certain expenses of the policy, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the policy. For the Return of Premium Death Benefit the mortality and expense risk fee is at an annual rate of 1.10% of assets. During the accumulation phase, for the 5% Annually Compounding Death Benefit and the Annual Step-Up Death Benefit, the mortality and expense risk fee is at an annual rate of 1.25% of assets. During the income phase, the mortality and expense risk fee is always at an annual rate of 1.10% of assets. This annual fee is assessed daily based on the net asset value of each subaccount.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use our profit or surplus for any proper purpose, including distribution expenses.

Administrative Charges

We deduct an annual administrative charge to cover the costs of administering the policies. This charge is equal to an annual rate of 0.15% per year of the daily net asset value of the separate account.

In addition, an annual service charge of $30 (but not more than 2% of the policy value) is charged on each policy anniversary and at surrender. The service charge is waived if your policy value or the sum of your premiums, less all partial withdrawals, is at least $50,000.

Premium Taxes

Some states assess premium taxes on the premium payments you make. Currently we do not deduct for these taxes at the time you make a premium payment. However, we will deduct the total amount of premium taxes, if any, from the policy value when:

 .    you elect to begin receiving annuity payments;

 .    you surrender the policy; or

 .    you die and a death benefit is paid (you must also be the annuitant for the death benefit to be paid).

Generally, premium taxes range from 0% to 3.50%, depending on the state.

Federal, State and Local Taxes

We may in the future deduct charges from the policy for any other taxes we incur because of the policy. However, no deductions are being made at the present time.

Transfer Fee

Currently there is no charge for transfers. However, if you make more than 12 transfers per year before the annuity commencement date, we reserve the right to charge $10 for each additional transfer. Premium payments, asset rebalancing and dollar cost averaging transfers are not considered transfers. All transfer requests made at the same time are treated as a single request.

Family Income Protector

If you elect the family income protector rider, there is an annual rider fee during the accumulation phase of 0.30% of the minimum annuitization value, and a guaranteed payment fee during the income phase of 1.25% of the daily net asset value if you annuitize under the rider. The annual rider fee is also deducted upon a complete withdrawal.

Portfolio Management Fees

The value of the assets in each subaccount will reflect the fees and expenses paid by the underlying funds. A list of these expenses is found in the "Fee Table" section of this prospectus. See the prospectuses for the underlying funds for more information.

6.   ACCESS TO YOUR MONEY

During the accumulation phase, you can have access to the money in your policy in two ways:

 .    by making a withdrawal (either a complete or partial withdrawal); or

 .    by taking systematic payouts.

Withdrawals

If you want to make a complete withdrawal, you will receive:

 .    the value of your policy; plus or minus

 .    any excess interest adjustment, minus

 .    any applicable surrender charges, premium taxes, service charges, and family income protector rider fees.

If you want to take a partial withdrawal, in most cases it must be for at least $500. Unless you tell us otherwise, we will take the withdrawal from each of the investment choices in proportion to the policy value.

You may take out up to 10% of the policy value free of surrender charges each policy year. The free amount is cumulative so any free amount not taken one year is available to be taken the following year free of surrender charges.

Remember that any withdrawal you take will reduce the policy value, and might reduce the amount of the death benefit. See Section 8, Death Benefit, for more details.

Withdrawals may be subject to a surrender charge. Withdrawals from the fixed account may also be subject to an excess interest adjustment. Income taxes, federal tax penalties and certain restrictions may apply to any withdrawals you make.

Withdrawals from qualified policies may be restricted or prohibited.

During the income phase, you will receive annuity payments under the annuity payment option you select; however, you generally may not take any other withdrawals, either complete or partial.

Delay of Payment and Transfers

Payment of any amount due from the separate account for a surrender, a death benefit, or the death of the owner of a nonqualified policy, will generally occur within seven business days from the date PFL receives all required information. PFL may defer such payment from the separate account if:

 .    the New York Stock Exchange is closed for other than usual weekends or holidays or trading on the Exchange is otherwise restricted; or

 .    an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or

 .    the SEC permits a delay for the protection of owners.

In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the cash value from the fixed account for up to six months. We may defer payment of any amount until your premium check has cleared your bank.

Excess Interest Adjustment

Money that you withdraw from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. At the time you request a withdrawal, if interest rates set by PFL have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value on surrender. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value on surrender.

There will be no excess interest adjustment on any of the following:

 .    nursing care or terminal condition withdrawals;

 .    unemployment withdrawals;

 .    lump sum withdrawals of cumulative interest credited;

 .    withdrawals to satisfy any minimum distribution requirements; and

 .    systematic payout option payments, which do not exceed the cumulative interest credited.

Please note that in these circumstances, you will not receive a higher cash value if interest rates have fallen, nor will you receive a lower cash value if interest rates have risen.

7.   ANNUITY PAYMENTS (THE INCOME PHASE)

You choose the annuity commencement date. You can change this date by giving us written notice 30 days before the current annuity commencement date. The new annuity commencement date must be at least 30 days after we receive notice of the change. The latest annuity commencement date generally cannot be after the policy month following the month in which the annuitant attains age 85. We may allow a later annuity commencement date, but in no event will that date be later than the last day of the policy month following the month in which the annuitant attains age 95.

Election of Annuity Payment Option. Before the annuity commencement date, if the
----------------------------------
annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the beneficiary may elect to receive the death benefit in a lump sum or under one of the annuity payment options (unless you become the new annuitant).

Unless you specify otherwise, the annuitant will receive the annuity payments. After the annuitant's death, the beneficiary will receive any remaining guaranteed payments.

Annuity Payment Options

The policy provides five annuity payment options that are described below. You may chose any combination of annuity payment options. We will use your "adjusted policy value" to provide these annuity payments. The adjusted policy value is the policy value increased or decreased by any applicable excess interest adjustment. If the adjusted policy value on the annuity commencement date is less than $2,000, PFL reserves the right to pay it in one lump sum in lieu of applying it under a payment option. You can receive annuity payments monthly, quarterly, semi-annually, or annually. (We reserve the right to change the frequency if payments would be less than $50.)

Unless you choose to receive variable payments under annuity payment options 3 or 5, the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments under either annuity payment option 3 or 5. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The dollar amount of additional variable payments will vary based on the investment performance of the subaccount(s) that you select. The dollar amount of each variable payment after the first may increase, decrease or remain constant. If the actual investment performance exactly matched the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain equal. If actual investment performance exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance is lower than the assumed investment return, the amount of the variable annuity payments would decrease.

A charge for premium taxes and an excess interest adjustment may be made when annuity payments begin. The annuity payment options are explained below. Options 1, 2, and 4 are fixed only. Options 3 and 5 can be fixed or variable.

Payment Option 1--Interest Payments. We will pay the interest on the amount we
------------------------------------
use to provide annuity payments in equal payments, or this amount may be left to accumulate for a period of time you and PFL agree to. You and PFL will agree on withdrawal rights when you elect this option.

Payment Option 2--Income for a Specified Period. We will make level payments
------------------------------------------------
only for the fixed period you choose. No funds will remain at the end.

Payment Option 3--Life Income. You may choose between:
------------------------------

Fixed Payments

 .    No Period Certain--We will make level payments only during the annuitant's lifetime.

 .    10 Years Certain--We will make level payments for the longer of the annuitant's lifetime or ten years.

 .    Guaranteed Return of Policy Proceeds--We will make level payments for the longer of the annuitant's lifetime or until the total dollar amount of payments we made to you equals the amount applied to this option.

Variable Payments

 .    No Period Certain--Payments will be made only during the lifetime of the annuitant.

 .    10 Years Certain--Payments will be made for the longer of the annuitant's lifetime or ten years.

Payment Option 4--Income of a Specified Amount. Payments are made for any
-----------------------------------------------
specified amount until the amount applied to this option, with interest, is exhausted. This will be a series of level payments followed by a smaller final payment.

Payment Option 5--Joint and Survivor Annuity. You may choose between:
---------------------------------------------

Fixed Payments

 .    Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

Variable Payments

 .    Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

Other annuity payment options may be arranged by agreement with PFL. Certain annuity payment options may not be available in all states.

NOTE CAREFULLY:

IF:

 .    you choose Life Income with No Period Certain or a Joint and Survivor
     Annuity; and

 .    the annuitant(s) dies before the due date of the second (third, fourth, etc.) annuity payment;

THEN:

 .    we may make only one (two, three, etc.) annuity payments.

IF:

 .    you choose Income for a Specified Period, Life Income with 10 years
     Certain, Life Income with Guaranteed Return of Policy Proceeds, or Income of a Specified Amount; and

 .    the person receiving payments dies prior to the end of the guaranteed period;

THEN:

 .    the remaining guaranteed payments will be continued to that person's beneficiary, or their present value may be paid in a single sum.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee's address of record. The person receiving payments is responsible for keeping PFL informed of their current address.

8.   DEATH BENEFIT

We will pay a death benefit to your beneficiary, under certain circumstances, if the annuitant dies during the accumulation phase and the annuitant was also an owner. (If the annuitant was not an owner, a death benefit may or may not be paid. See below.) The beneficiary may choose an annuity payment option, or may choose to receive a lump sum.

When We Pay A Death Benefit

Before the Annuity Commencement Date
------------------------------------

We will pay a death benefit to your beneficiary IF:

 .    you are both the annuitant and the owner of the policy; and

 .    you die before the annuity commencement date.

If the only beneficiary is your surviving spouse, then he or she may elect to continue the policy as the new annuitant and owner, instead of receiving the death benefit. All future surrender charges will be waived.

We will also pay a death benefit to your beneficiary IF:

 .    you are not the annuitant; and

 .    annuitant dies before the annuity commencement date; and

 .    you specifically requested that the death benefit be paid upon the annuitant's death.

Distribution requirements apply to the policy value upon the death of any owner. These restrictions are detailed in the SAI.

After the Annuity Commencement Date
-----------------------------------

The death benefit payable, if any, on or after the annuity commencement date depends on the annuity payment option selected.

IF:

 .    you are not the annuitant; and

 .    you die on or after the annuity commencement date; and

 .    the entire interest in the policy has not been paid to you;


THEN:

 .    the remaining portion of such interest in the policy will be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

When We Do Not Pay A Death Benefit

No death benefit is paid in the following cases:
------------------------------------------------

IF:

 .    you are not the annuitant; and

 .    the annuitant dies prior to the annuity commencement date; and

 .    you did not specifically request that the death benefit be paid upon the annuitant's death;

THEN:

 .    you will become the new annuitant and the policy will continue.

IF:

 .    you are not the annuitant; and

 .    you die prior to the annuity commencement date;

THEN:

 .    the new owner (unless it is your spouse) must generally surrender the policy within five years of your death for the policy value increased or decreased by an excess interest adjustment.

Note carefully. If the owner does not name a contingent owner, the owner's
---------------
estate will become the new owner. If no probate estate is opened (because, for example, the owner has precluded the opening of a probate estate by means of a trust or other instrument), and PFL has not received written notice (signed prior to the owner's death) of the trust as a successor owner signed prior to the owner's death, then that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy if no contingent owner is named in a written notice PFL receives.

Amount of Death Benefit

Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments. The amount of the death benefit depends on the guaranteed minimum death benefit option you choose when you buy the policy. The death benefit will be the greatest of:

 .    policy value on the date we receive the required information; or

 .    cash value on the date we receive the required information (this could be more than the policy value if there is a positive excess interest adjustment that exceeds the surrender charge); or

 .    guaranteed minimum death benefit, if any, (discussed below), plus premium payments, less partial withdrawals from the date of death to the date the death benefit is paid.

The death benefit proceeds may reflect a deduction for premium taxes.

Guaranteed Minimum Death Benefit

On the application, you generally may choose one of the three guaranteed minimum death benefit options listed below.

After the policy is issued, you cannot make an election and the death benefit cannot be changed.

A.   Return of Premium Death Benefit
------------------------------------

     The Return of Premium Death Benefit is the total premium payments, less any adjusted partial withdrawals (discussed below) as of the date of death.

     The Return of Premium Death Benefit will be in effect if you do not choose one of the other options on the policy application. After the policy is issued, you cannot make an election and the death benefit cannot be changed.

B.   5% Annually Compounding Death Benefit
------------------------------------------

     The 5% Annually Compounding Death Benefit is the total premium payments, less any adjusted partial withdrawals, plus interest at an effective annual rate of 5% from the premium payment date or withdrawal date to the date of death (but not later than your 81st birthday). There is an extra charge for this death benefit.

     The 5% Annually Compounding Death Benefit is not available if the owner or annuitant is 81 or older on the policy date.

C.   Annual Step-Up Death Benefit
---------------------------------

     On each policy anniversary before your 81/st/ birthday, a new "stepped-up" death benefit is determined and becomes the guaranteed minimum death benefit for that policy year. The death benefit is equal to:

     . the largest policy value on the policy date or on any policy anniversary before you reach age 81; plus

     .    any premium  payments  you have made since then; minus

     .    any adjusted partial withdrawals we have paid to you since then.

     The Annual Step-Up Death Benefit is not available if the owner or annuitant is 81 or older on the policy date.

     There is an extra charge for this death benefit.

IF, under all three death benefit options:

 .    the surviving spouse elects to continue the policy instead of receiving the death benefit; and

 .    the guaranteed minimum death benefit is greater than the policy value;

THEN:

 .    we will increase the policy value to be equal to the guaranteed minimum death benefit. This increase is made only at the time the surviving spouse elects to continue the policy.

Adjusted Partial Withdrawal

When you request a partial withdrawal, your guaranteed minimum death benefit will be reduced by an amount called the adjusted partial withdrawal. Under certain circumstances, the adjusted partial withdrawal may be more than the amount of your withdrawal request. It is also possible that if a death benefit is paid after you have made a partial withdrawal, then the total amount paid could be less than total premium payments. We have included a detailed explanation of this adjustment in the SAI.

9.   TAXES

NOTE: PFL has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. PFL has included an additional discussion regarding taxes in the SAI.

Annuity Policies in General

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings, if any, on the money held in your annuity policy until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of policy-- qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of your policy until a distribution occurs--either as a withdrawal or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes.

Qualified and Nonqualified Policies

If you purchase the policy under an individual retirement annuity, a pension plan, or specially sponsored program, your policy is referred to as a qualified policy.

Qualified policies are issued in connection with the following plans:

 .    Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the contract. A Roth IRA also allows individuals to make contributions to the contract, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.

 .    Tax-Sheltered Annuity (403(b) Plan): A 403(b) Plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the contract on a pre-tax basis.

 .    Corporate Pension and Profit-Sharing  Plans and H.R. 10 Plan: Employers and
     self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the contract on a pre-tax basis.

 .    Deferred  Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the contract.

If you purchase the policy as an individual and not under an individual retirement annuity, 403(b) plan, 457 plan, or pension or profit sharing plan, your policy is referred to as a nonqualified policy.

Withdrawals--Qualified Policies

There are special rules that govern withdrawals with respect to qualified policies. Generally, these rules restrict:

 .    the amount that can be contributed to the policy during any year; and

 .    the time when amounts can be paid from the policies.

In addition, a penalty tax may be assessed on amounts withdrawn from the policy prior to the date you reach age 59 1/2, unless you meet one of the exceptions to this rule. You may also be required to begin taking minimum distributions from the policy by a certain date. The terms of the plan may limit the rights otherwise available to you under the policies. We have provided more information in the SAI.

You should consult your legal counsel or tax adviser if you are considering purchasing a policy for use with any retirement plan.

Withdrawals--403(b) Policies

The Internal Revenue Code limits withdrawal from certain 403(b) policies. Withdrawals can generally only be made when an owner:

 .    reaches age 59 1/2;

 .    leaves his/her job;

 .    dies;

 .    becomes disabled (as that term is defined in the Internal Revenue Code); or

 .    declares hardship. However, in the case of hardship, the owner can only withdraw the premium payments and not any earnings.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity policy. The policy must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity policy. These diversification and distribution requirements are discussed in the SAI. PFL may modify the policy to attempt to maintain favorable tax treatment.

Withdrawals--Nonqualified Policies

The information hereindescribing the taxation of nonqualified policies does not apply to qualified policies.

If you make a withdrawal from your policy before the annuity commencement date, the Internal Revenue Code treats that withdrawal as first coming from earnings and then from your premium payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings (as ordinary income, not as capital gains). (The excess interest adjustment resulting from the withdrawal may affect the amount on which you are taxed. The tax treatment of excess interest adjustments is uncertain. You should consult a tax adviser if a withdrawal results in an excess interest adjustment.) The premium enhancement will be considered earnings. Different rules apply for annuity payments. See "Annuity Payments" below.

The Internal Revenue Code also provides that withdrawn earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the penalty. They include any amounts:
 . paid on or after the taxpayer reaches age 59 1/2;
 . paid after an owner dies;
 . paid if the taxpayer  becomes totally disabled (as that term is defined in the
  Internal Revenue Code);
 . paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
 . paid under an immediate annuity; or
 . which come from premium payments made prior to August 14, 1982.

All deferred non-qualified annuity policies that are issued by PFL (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distribution occurs.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:
 . if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or
 . if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total premium payments, less amounts received, which were not includable in gross income. The same tax treatment applies to any amounts distributed after an owner's death. The premium enhancement that we add to your policy value is not included in the investment in the contract.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:
 . Fixed payments--by dividing the "investment in the contract" on the annuity commencement date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.
 . Variable payments--by dividing the "investment in the contract" on the annuity commencement date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If you select more than one annuity payment option, special rules govern the allocation of the policy's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We recommend that you consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant died, the excess (if any) of the "investment in the contract" as of the annuity commencement date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last taxable year.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain annuity commencement dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. You should consult a tax adviser with respect to legal developments and their effect on the policy.

10.  ADDITIONAL FEATURES

Systematic Payout Option

You can select at any time (during the accumulation phase) to receive regular payments from your policy by using the systematic payout option. Under this option, you can receive up to 10% (annually) of your policy's value free of surrender charges. Payments can be made monthly, quarterly, semi-annually, or annually. Each payment must be at least $50, and cannot exceed the cumulative free percentage divided by the number of payments per year. Monthly and quarterly payments must be made by electronic funds transfer directly to your checking or savings account. There is no charge for this benefit.

Family Income Protector

The family income protector may vary by state and may not be available in all states.

The optional "family income protector" assures you of a minimum level of income in the future by guaranteeing a minimum annuitization value (discussed below) after 10 years. You may elect to purchase this benefit, which guarantees the total amount you will have to apply to a family income protector payment option and which guarantees a minimum for the amounts of those payments once you begin to receive them. By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that you are guaranteed a minimum level of income in the future, regardless of the performance of the underlying variable investment options.

You can annuitize under the family income protector (subject to the conditions described below) at the greater of the adjusted policy value or the minimum annuitization value.

Minimum Annuitization Value. The minimum annuitization value is:
---------------------------
 . the policy value on the date the rider is issued; plus
 . any additional premium payments (not including any premium enhancement); minus . an adjustment for any withdrawals made after the date the rider is issued;
 . which is accumulated at the annual growth rate written on page one of the rider; minus
 . any premium taxes.

The annual growth rate is currently 6% per year; PFL may, at its discretion, change the rate in the future, but the rate will never be less than 3% per year. Once the rider is added to your policy, the annual growth rate will not vary during the life of that rider. Withdrawals may reduce the minimum annuitization value on a basis greater than dollar-for-dollar. See the SAI for more information.

The minimum annuitization value may only be used to annuitize using the family income protector payment options and may not be used with any of the annuity payment options listed in section 7 of this prospectus. The family income protector payment options are:
 . Life Income--An election may be made for "No Period Certain" or "10 Years
  Certain". In the event of the
  death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.
 . Joint and Full Survivor--An election may be made for "No Period Certain" or "10 Years Certain". Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

The minimum annuitization value is used solely to calculate the family income protector annuity payments. The family income protector does not establish or guarantee policy value or guarantee performance of any investment option. Because this benefit is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that would be provided by application of the policy value at otherwise applicable annuity factors. Therefore, the family income protector should be regarded as a safety net. The costs of annuitizing under the family income protector include the guaranteed payment fee, and also the lower payout levels inherent in the annuity tables used for those minimum payouts.

In addition to the annual growth rate, other benefits and fees under the rider (the rider fee, the fee waiver threshold, the guaranteed payment fee, and the waiting period before the family income protector can be exercised) are also guaranteed not to change after the rider is added. However, all of these benefit specifications may change if you elect to upgrade the minimum annuitization value.

Minimum Annuitization Value Upgrade. You can upgrade your minimum annuitization
-----------------------------------
value to the policy value on a policy anniversary. This may be done within 30 days after any policy anniversary before your 85/th/ birthday (earlier if required by state law). For your convenience, we will put the last date to upgrade on page one of the rider.

If you upgrade:
 . the current rider will terminate and a new one will be issued with its own specified guaranteed benefits and fees;
 . the new rider's specified benefits and fees and may not be as advantageous as before; and
 . you will have a new ten year waiting period before you can exercise the family income protector.

It generally will not be to your advantage to upgrade unless your policy value exceeds your minimum annuitization value on the applicable policy anniversary.

Conditions of Exercise of the Family Income Protector. You can only annuitize
-----------------------------------------------------
using the family income protector within the 30 days after the tenth or later policy anniversary after the family income protector is elected or, in the case of an upgrade of the minimum annuitization value, the tenth or later policy anniversary following the upgrade; PFL may, at its discretion, change the waiting period before the family income protector can be exercised in the future. You cannot, however, annuitize using the family income protector after the policy anniversary after your 94th birthday (earlier if required by state law). For your convenience, we will put the first and last date to annuitize using the family income protector on page one of the rider.

Note Carefully--If you annuitize at any time other than indicated above, you cannot use the family income protector.

Guaranteed Minimum Stabilized Payments. Annuity payments under the family income
--------------------------------------
protector are guaranteed to never be less than the initial payment. See the Statement of Additional Information for information concerning the calculation of the initial payment. The payments will also be "stabilized" or held constant during each policy year.

During the first policy year after annuitizing using the family income protector, each stabilized payment will equal the initial payment. On each policy anniversary thereafter, the stabilized payment will increase or decrease depending on the performance of the investment options you selected (but will never be less than the initial payment), and then be held constant at that amount for that policy year. The stabilized payment on each policy anniversary will equal the greater of the initial payment or the payment supportable by the annuity units in the selected investment options. See the SAI for additional information concerning stabilized payments.

Family Income Protector Rider Fee. A rider fee, currently 0.30% of the minimum
---------------------------------
annuitization value on the policy anniversary, is charged annually prior to annuitization. We will also charge this fee if you take a complete withdrawal. The rider fee is deducted from each variable investment option in proportion to the amount of policy value in each subaccount.

The rider fee on any given policy anniversary will be waived if the policy value exceeds the fee waiver threshold. The fee waiver threshold currently is two times the minimum annuitization value. PFL may, at its discretion, change the fee waiver threshold in the future, but it will never be greater than two and one-half times the minimum annuitization value.

Guaranteed Payment Fee. A guaranteed payment fee, currently equal to an
----------------------
effective annual rate of 1.25% of the daily net asset value in the separate account, is reflected in the amount of the variable payments you receive if you annuitize under the family income protector rider. The guaranteed payment fee is included on page one of the rider.

Termination. The family income protector is irrevocable. You have the option not
-----------
to use the benefit but you will not receive a refund of any fees you have paid. The family income protector will terminate upon the earliest of the following:

 . annuitization (you will still get guaranteed minimum stabilized payments if you annuitize using the minimum annuitization value under the family income protector),
 . upgrade  of the  minimum  annuitization  value  (although  a new rider will be issued),
 . termination of your policy, or
 . 30 days after the policy anniversary after your 94th birthday (earlier if required by state law).

Nursing Care and Terminal Condition Withdrawal Option

No surrender charges or excess interest adjustment will apply if you or your spouse has been:

 . confined in a hospital or nursing facility for 30 days in a row; or . diagnosed with a terminal condition (usually a life expectancy of 12 months or less).

This benefit is also available to the annuitant or annuitant's spouse if the owner is not a natural person.

You may exercise this benefit at any time (during the accumulation phase) and there is no charge for this benefit.

This benefit may not be available in all states. See the policy or endorsement for details and conditions.

Unemployment Waiver

No surrender charges or excess interest adjustment will apply to withdrawals if you or your spouse is unemployed. In order to qualify, you (or your spouse, whichever is applicable) must have been:

 . employed full time for at least two years prior to becoming unemployed; and . employed full time on the policy date; and . unemployed for at least 60 days in a row at the time of withdrawal; and . must have a minimum cash value at the time of withdrawal of $5,000.

You must provide written proof from your State's Department of Labor, which verifies that you qualify for and are receiving unemployment benefits at the time of withdrawal. This benefit may not be available in all states.

You may exercise this benefit at any time (during the accumulation phase) and there is no charge for this benefit.

This benefit is also available to the annuitant or annuitant's spouse if the owner is not a natural person. This benefit may not be available in all states. See the policy for details.

Telephone Transactions

You may make transfers and change the allocation of additional premium payments by telephone IF:

 . you select the "Telephone Transfer/Reallocation Authoriziation" box in the
  policy application or enrollment information; or . you later complete an authorization form.

You will be required to provide certain information for identification purposes when requesting a transaction by the telephone and we may record your telephone call. PFL may also require written confirmation of your request. PFL will not be liable for following telephone requests that it believes are genuine.

Telephone requests must be received while the New York Stock Exchange is open to get same-day pricing of the transaction. We may discontinue this option at any time.

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically transfer money from the dollar cost averaging fixed account option into one or more variable subaccounts. There is no charge for this program.

Complete and clear instructions must be received before a dollar cost averaging program will begin. The instructions must include:
 . the subaccounts into which money from the dollar cost averaging fixed account
  (or other subaccount(s) used for dollar cost averaging) is to be transferred; and
 . either the dollar amount to transfer monthly or quarterly (each transfer must be at least $500) or the number of transfers (minimum of 6 monthly or 4 quarterly and maximum of 24 monthly or 8 quarterly).

Transfers must begin within 30 days. We will make the transfers on the 28th day of the applicable month. You may change your allocations at anytime.

Only one dollar cost averaging program can run at one time. This means that any addition to a dollar cost averaging program must change either the length of the program or the dollar amount of the transfers. New instructions must be received each time there is an addition to a dollar cost averaging program.

Any amount in the dollar cost averaging fixed account (or other subaccount(s) used for dollar cost averaging) for which we have not received complete and clear instructions will remain in the dollar cost averaging fixed account (or other such subaccount) until we receive the instructions. If we have not received complete and clear instructions within 30 days, the interest credited in the dollar cost averaging fixed account may be adjusted downward, but not below the guaranteed effective annual interest rate of 3%.

Dollar cost averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high. It does not guarantee profits or assure that you will not experience a loss. You should consider your ability to continue the dollar cost averaging program during all economic conditions.

We may credit different interest rates for dollar cost averaging programs of varying time periods. If you discontinue the dollar cost averaging program before its completion, then the interest credited on amounts in the dollar cost averaging fixed account may be adjusted downward, but not below the minimum guaranteed effective annual interest rate of 3%.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing and can be started and stopped at any time free of charge. However, we will not rebalance if you are in the dollar cost averaging program or if any other transfer is requested. If a transfer is requested, we will honor the requested transfer and discontinue asset rebalancing. New instructions are required to start asset rebalancing. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

11. OTHER INFORMATION

Ownership

You, as owner of the policy, exercise all rights under the policy. You can change the owner at any time by notifying PFL in writing. An ownership change may be a taxable event.

Assignment

You can also assign the policy at any time during your lifetime. PFL will not be bound by the assignment until we receive written notice of the assignment. PFL will not be liable for any payment or other action we take in accordance with the policy before we receive notice of the assignment. An assignment may be a taxable event. There may be limitations on your ability to assign a qualified policy. An assignment may have tax consequences.

PFL Life Insurance Company

PFL Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance and annuity policies. PFL is a Transamerica Company and a wholly-owned indirect subsidiary of AEGON USA, Inc. which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc., is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

PFL is licensed in the District of Columbia, Guam, and in all states except New York.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of PFL.

The Separate Account

PFL established a separate account, called Separate Account VA I, under the laws of the State of Iowa on May 15, 2000. The separate account receives and currently invests the premium payments that are allocated to the separate account for investment in shares of the underlying mutual fund portfolios.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or PFL. Income, gains, and losses, whether or not realized, from assets allocated to the separate account are, in accordance with the policies, credited or charged against the separate account without regard to PFL's other income, gains or losses.

The assets of the separate account are held in PFL's name on behalf of the separate account and belong to PFL. However, those assets that underlie the policies are not chargeable with liabilities arising out of any other business PFL may conduct. The separate account may include other subaccounts that are not available under these policies.

Mixed and Shared Funding

Before making a decision concerning the allocation of premium payments to a particular subaccount, please read the prospectuses for the underlying funds. The underlying funds are not limited to selling their shares to this separate account and can accept investments from any separate account or qualified retirement plan. Since the underlying fund portfolios are available to registered separate accounts offering variable annuity products of PFL, as well as variable annuity and variable life products of other insurance companies, and qualified retirement plans, there is a possibility that a material conflict may arise between the interests of this separate account and one or more of the other accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including PFL, agree to take any necessary steps to resolve the matter. This includes removing their separate accounts from the underlying funds. See the prospectuses for the underlying funds for more details.

Reinstatements

You may exchange your policy for one issued by another life insurance company (sometimes referred to as a 1035 Exchange or a trustee-to-trustee transfer). You may also request us to reinstate your policy after such an exchange by returning the same total dollar amount of funds to the applicable investment choices. The dollar amount will be used to purchase new accumulation units at the then current price. Because of changes in market value, your new accumulation units may be worth more or less than the units you previously owned. We recommend that you consult a tax professional to explain the possible tax consequences of exchanges and/or reinstatements.

Voting Rights

PFL will vote all shares of the underlying funds in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in proportion to those instructions. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Distributor of the Policies

AFSG Securities Corporation is the principal underwriter of the policies. Like PFL, it is a Transamerica Company and an indirect wholly owned subsidiary of AEGON USA, Inc. It is located at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001. AFSG Securities Corporation is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. ("NASD"). It was incorporated in Pennsylvania on March 12, 1986.

Commissions of up to 4% of premium payments will be paid to broker/dealers who sell the policies under agreements with AFSG Securities Corporation. These commissions are not deducted from premium payments. In addition, certain production, persistency and managerial bonuses may be paid. PFL may also pay compensation to banks and other financial institutions for their services in connection with the sale and servicing of the policies.

Variations in Policy Provisions

Certain provisions of the policies may vary from the descriptions in this prospectus in order to comply with different state laws. See your policy for variations since any such state variations will be included in your policy or in riders or endorsements attached to your policy.

IMSA

PFL is a member of the Insurance Marketplace Standards Association (IMSA). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

Legal Proceedings

There are no legal proceedings to which the separate account is a party or to which the assets of the account are subject. PFL, like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, PFL believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the separate account or PFL.

Financial Statements

The financial statements of PFL are included in the SAI. As of the date of this prospectus the separate account had not commenced operations, therefore there are no financial statements at this time.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Glossary of Terms
The Policy--General Provisions
Certain Federal Income Tax Consequences
Investment Experience
Family Income Protector-- Additional Information
Historical Performance Data
Published Ratings
State Regulation of PFL
Administration
Records and Reports
Distribution of the Policies
Voting Rights
Other Products
Custody of Assets
Legal Matters
Independent Auditors
Other Information
Financial Statements

                                  APPENDIX A

                          HISTORICAL PERFORMANCE DATA

Standard Performance Data

PFL may advertise historical yields and total returns for the subaccounts of the separate account. These figures are based on historical earnings and will be calculated according to guidelines from the SEC. They do not indicate future performance.

Federated Prime Money Fund II Subaccount. The yield of the Federated Prime Money
----------------------------------------
Fund II Subaccount for a policy refers to the annualized income generated by an investment under a policy in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment under a policy in the subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Other Subaccounts. The yield of a subaccount of the separate account (other than
-----------------
the Federated Prime Money Fund II Subaccount) for a policy refers to the annualized income generated by an investment under a policy in the subaccount over a specified 30-day period. The yield is calculated by assuming that the income generated by the investment during that 30-day period is generated each 30-day period over a 12-month period and is shown as a percentage of the investment.

The total return of a subaccount of the separate account refers to return quotations assuming an investment under a policy has been held in the subaccount for various periods of time including a period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5, and 10 years, respectively, the total return for these periods will be provided. The total return quotations for a subaccount will represent the average annual compounded rates of return that equate an initial investment of $1,000 in the subaccount to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. The redemption value will, of course, reflect the premium enhancement.

The yield and total return calculations for a subaccount do not reflect the effect of any premium taxes that may be applicable to a particular policy and they do not reflect the rider charge for the optional family income protector. The yield calculations also do not reflect the effect of any surrender charge that may be applicable to a particular policy. To the extent that any or all of a premium tax and/or surrender charge is applicable to a particular policy, the yield and/or total return of that policy will be reduced. For additional information regarding yields and total returns calculated using the standard formats briefly summarized above, please refer to the SAI, a copy of which may be obtained from the administrative and service office upon request.

Non-Standard Performance Data

In addition to the standard data discussed above, similar performance data for other periods may also be shown.

PFL may from time to time also advertise or disclose average annual total return or other performance data in non-standard formats for a subaccount of the separate account. The non-standard performance data may assume that no surrender charge is applicable, and may also make other assumptions such as the amount invested in a subaccount, differences in time periods to be shown, or the effect of partial withdrawals or annuity payments.

All non-standard performance data will be advertised only if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

Adjusted Historical Performance Data. The following performance data is historic
------------------------------------
performance data for the underlying portfolios since their inception reduced by some or all of the fees and charges under the policy. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the policy had been in existence during that time, based on the performance of the applicable portfolio and the assumption that the applicable subaccount was in existence for the same period as the portfolio with a level of charges equal to those currently assessed under the policies. This data is not intended to indicate future performance.

For instance, as shown in Table 1, PFL may disclose average annual total returns for the portfolios reduced by all fees and charges under the policy, as if the policy had been in existence since the inception of the portfolio. Such fees and charges include the mortality and expense risk fee, administrative charge and surrender charges. Table 1 assumes a complete surrender of the policy at the end of the period, and therefore the surrender charge is deducted. Table 2 assumes that the policy is not surrendered, and therefore the surrender charge is not deducted. Table 1 and Table 2 total return figuress do reflect a 1% premium enhancement. If they did not, the returns would be lower. Also, Table 1 and Table 2 do not reflect the rider charge for the optional family income protector.

The following information is also based on the method of calculation described in the SAI. The adjusted historical average annual total returns for periods ended December 31, 1999, were as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                            TABLE 1
                                      Adjusted Historical Average Annual Total Returns/(1)/
                    (Assuming A Surrender Charge, No Family Income Protector, and a 1% Premium Enhancement)
---------------------------------------------------------------------------------------------------------------------------------
                                                Return of Premium Death Benefit
                                       (Total Mutual Fund Account Annual Expenses: 1.25%)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                10 Year        Corresponding
                                                                                                  or             Portfolio
  Portfolio                                                               1 Year    5 Year     Inception      Inception Date
---------------------------------------------------------------------------------------------------------------------------------
   Federated Prime Money Fund II
   First American International Portfolio
   First American Large Cap Growth Portfolio
   First American Mid Cap Growth Portfolio
   First American Small Cap Growth Portfolio
   First American Technology Portfolio
   Putnam VT Diversified Income Fund - Class IB Shares/(2)/                                                 September 15, 1993
   Putnam VT The George Putnam Fund of Boston - Class IB Shares                                               April 30, 1998
   Putnam VT Growth and Income Fund - Class IB Shares/(2)/                                                   February 1, 1988
   Putnam VT Income Fund - Class IB Shares/(2)/                                                              January 14, 1988
   Putnam VT Investors Fund - Class IB Shares                                                                 April 30, 1998
   Putnam VT New Value Fund - Class IB Shares/(2)/                                                            January 2, 1997
---------------------------------------------------------------------------------------------------------------------------------
                             5% Annually Compounding Death Benefit or Annual Step-Up Death Benefit
                                       (Total Mutual Fund Account Annual Expenses: 1.40%)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                10 Year        Corresponding
                                                                                                  or             Portfolio
  Portfolio                                                               1 Year    5 Year     Inception      Inception Date
---------------------------------------------------------------------------------------------------------------------------------
   Federated Prime Money Fund II
   First American International Portfolio
   First American Large Cap Growth Portfolio
   First American Mid Cap Growth Portfolio
   First American Small Cap Growth Portfolio
   First American Technology Portfolio
   Putnam VT Diversified Income Fund - Class IB Shares/(2) /                                                September 15, 1993
   Putnam VT The George Putnam Fund of Boston - Class IB Shares                                               April 30, 1998
   Putnam VT Growth and Income Fund - Class IB Shares/(2)/                                                   February 1, 1988
   Putnam VT Income Fund - Class IB Shares/(2)/                                                              January 14, 1988
   Putnam VT Investors Fund - Class IB Shares                                                                 April 30, 1998
   Putnam VT New Value Fund - Class IB Shares/(2)/                                                            January 2, 1997
---------------------------------------------------------------------------------------------------------------------------------
  +Ten Year Date
---------------------------------------------------------------------------------------------------------------------------------

(1) The calculation of total return performance for periods prior to inception of the subaccounts reflects deductions for the mortality and expense risk fee and administrative charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance which would have resulted if the subaccount had been in existence since the inception of the portfolio.
(2) Class IB performance for the period prior to April 6, 1998 for Putnam VT Diversified Income Fund, and for the period prior to April 30, 1998 for Putnam VT Growth and Income Fund, Putnam VT Income Fund and Putnam VT New Value Fund, are based upon the performance of Class IA Shares of the fund (not offered in this prospectus), adjusted to replace the fees paid by Class IB Shares, including a 12b-1 fee of 0.15%.

---------------------------------------------------------------------------------------------------------------------------------
                                                            TABLE 2
                                      Adjusted Historical Average Annual Total Returns/(1)/
                     (Assuming No Surrender Charge, No Family Income Protector, and No Premium Enhancement)
---------------------------------------------------------------------------------------------------------------------------------
                                                Return of Premium Death Benefit
                                       (Total Mutual Fund Account Annual Expenses: 1.25%)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                10 Year        Corresponding
                                                                                                  or             Portfolio
  Portfolio                                                               1 Year    5 Year     Inception      Inception Date
---------------------------------------------------------------------------------------------------------------------------------
   Federated Prime Money Fund II
   First American International Portfolio
   First American Large Cap Growth Portfolio
   First American Mid Cap Growth Portfolio
   First American Small Cap Growth Portfolio
   First American Technology Portfolio
   Putnam VT Diversified Income Fund - Class IB Shares/(2)/                                                 September 15, 1993
   Putnam VT The George Putnam Fund of Boston - Class IB Shares                                               April 30, 1998
   Putnam VT Growth and Income Fund - Class IB Shares/(2)/                                                   February 1, 1988
   Putnam VT Income Fund - Class IB Shares/(2)/                                                              January 14, 1988
   Putnam VT Investors Fund - Class IB Shares                                                                 April 30, 1998
   Putnam VT New Value Fund - Class IB Shares/(2)/                                                            January 2, 1997
---------------------------------------------------------------------------------------------------------------------------------
                             5% Annually Compounding Death Benefit or Annual Step-Up Death Benefit
                                       (Total Mutual Fund Account Annual Expenses: 1.40%)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                10 Year        Corresponding
                                                                                                  or             Portfolio
  Portfolio                                                               1 Year    5 Year     Inception      Inception Date
---------------------------------------------------------------------------------------------------------------------------------
   Federated Prime Money Fund II
   First American International Portfolio
   First American Large Cap Growth Portfolio
   First American Mid Cap Growth Portfolio
   First American Small Cap Growth Portfolio
   First American Technology Portfolio
   Putnam VT Diversified Income Fund - Class IB Shares/(2)/                                                 September 15, 1993
   Putnam VT The George Putnam Fund of Boston - Class IB Shares                                               April 30, 1998
   Putnam VT Growth and Income Fund - Class IB Shares/(2)/                                                   February 1, 1988
   Putnam VT Income Fund - Class IB Shares/(2)/                                                              January 14, 1988
   Putnam VT Investors Fund - Class IB Shares                                                                 April 30, 1998
   Putnam VT New Value Fund - Class IB Shares/(2)/                                                            January 2, 1997
---------------------------------------------------------------------------------------------------------------------------------
  +Ten Year Date
---------------------------------------------------------------------------------------------------------------------------------

(1) The calculation of total return performance for periods prior to inception of the subaccounts reflects deductions for the mortality and expense risk fee and administrative charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance which would have resulted if the subaccount had been in existence since the inception of the portfolio.
(2) Class IB performance for the period prior to April 6, 1998 for Putnam VT Diversified Income Fund, and for the period prior to April 30, 1998 for Putnam VT Growth and Income Fund, Putnam VT Income Fund and Putnam VT New Value Fund, are based upon the performance of Class IA Shares of the fund (not offered in this prospectus), adjusted to replace the fees paid by Class IB Shares, including a 12b-1 fee of 0.15%.

                       THE U.S. BANCORP INVESTMENTS INC.
                        PRINCIPAL-PLUS VARIABLE ANNUITY

                                   Issued by

                          PFL LIFE INSURANCE COMPANY

                       Supplement Dated October 9, 2000
                                    to the
                       Prospectus dated October 9, 2000


For New Jersey policies, the optional family income protector is as described in this supplement and not as described in the prospectus.

Family Income Protector

The optional "family income protector" rider can be used to provide you a certain level of income in the future by guaranteeing a minimum annuitization value (discussed below). You may elect to purchase this benefit, which provides a minimum amount you will have to apply to a family income protector payment option and which guarantees a minimum level of those payments once you begin to receive them. By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that you are guaranteed a minimum level of income in the future, regardless of the performance of the underlying variable investment options.

You can annuitize under the family income protector (subject to the conditions described below) at the greater of the policy value or the minimum annuitization value (subject to any applicable adjustment).

Minimum Annuitization Value.  If the family income protector is added when you
---------------------------
purchase the policy or in the first policy year, the minimum annuitization value on the rider date (i.e., the date the rider is added to the policy) is the total premium payments. If the family income protector is added after the first policy year, the minimum annuitization value on the rider date is the policy value.

After the rider date, the minimum annuitization value is:
 .    the minimum annuitization value on the rider date; plus
 .    any additional premium payments; minus
 .    an adjustment for any withdrawals made after the rider date;
 .    the result of which is accumulated at the annual growth rate; minus
 .    any premium taxes.

Please note that if you annuitize using the family income protector on any date other than a rider anniversary, there may be a downward adjustment to your minimum annuitization value. See "Minimum Annuitization Value Adjustment" below. The annual growth rate is 6% per year. Withdrawals may reduce the minimum annuitization value on a basis greater than dollar-for-dollar. See the SAI for more information. In addition to the immediate reduction in the minimum annuitization value due to the withdrawal, the same withdrawal, if taken in the rider year that you annuitize using the family income protector, may also result in a negative minimum annuitization value adjustment. See "Minimum Annuitization Value Adjustment" below.

The minimum annuitization value may only be used to annuitize using the family income protector payment options and may not be used with any of the other annuity payment options listed in the prospectus. The family income protector payment options are:
 .    Life Income--An election may be made for "No Period Certain" or "10 Years
     Certain". In the event of the death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.
 .    Joint and Full Survivor--An election may be made for "No Period Certain" or
     "10 Years Certain". Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

Please note that if you annuitize using the family income protector before the 10th rider anniversary, the payments will be calculated with an annuity factor age adjustment. See "Annuity Factor Age Adjustment" below.

Minimum Annuitization Value Adjustment.  If you annuitize under the family
--------------------------------------
income protector on any date other than a rider anniversary, the minimum annuitization value will be adjusted downward if your policy value has decreased since the last rider anniversary (or the rider date for annuitizations within the first rider year). The adjusted minimum annuitization value will equal:
 .    the policy value on the date you annuitize; plus
 .    the minimum annuitization value on the most recent rider anniversary (or the rider date for annuitizations within the first rider year); minus
 .    the policy value on the most recent rider anniversary (or the rider date for annuitizations within the first rider year).

The minimum annuitization value will not be adjusted if:
 .    you annuitize on a rider anniversary; or
 .    your policy value has increased since the last rider anniversary (or the rider date for annuitizations within the first rider year).

Annuity Factor Age Adjustment.  If you annuitize using the family income
-----------------------------
protector before the 10th rider anniversary, the first payment will be calculated with an annuity factor age adjustment which subtracts up to 10 years from your age resulting in all payments being lower than if an annuity factor age adjustment was not used. See the SAI for information concerning the calculation of the initial payment. The age adjustment is as follows:

-------------------------- -----------------------------
     Number of Years             Age Adjustment:
        Since the           Number of Years Subtracted
       Rider Date                 from Your Age
-------------------------- -----------------------------
           0-1                          10
-------------------------- -----------------------------
           1-2                          9
-------------------------- -----------------------------
           2-3                          8
-------------------------- -----------------------------
           3-4                          7
-------------------------- -----------------------------
           4-5                          6
-------------------------- -----------------------------
           5-6                          5
-------------------------- -----------------------------
           6-7                          4
-------------------------- -----------------------------
           7-8                          3
-------------------------- -----------------------------
           8-9                          2
-------------------------- -----------------------------
           9-10                         1
-------------------------- -----------------------------
            >10                         0
-------------------------- -----------------------------

Please note that the minimum annuitization value is used solely to calculate the family income protector annuity payments. The family income protector does not establish or guarantee policy value or guarantee performance of any investment option. Because this benefit is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that would be provided by application of the policy value at otherwise applicable adjusted annuity factors. Therefore, the family income protector should be regarded as a safety net. The costs of annuitizing under the family income protector include the guaranteed payment fee, and also the lower payout levels inherent in the annuity tables used for those minimum payouts (which may also include an annuity factor age adjustment). These costs should be balanced against the benefits of a minimum payout level.

In addition to the annual growth rate, other benefits and fees under the rider (the rider fee, the fee waiver threshold, guaranteed payment fee, and the annuity factor age adjustment) are also guaranteed not to change after the rider is added. However, all of these benefit specifications may change if you elect to upgrade the minimum annuitization value.

Minimum Annuitization Value Upgrade. You can upgrade your minimum annuitization
-----------------------------------
value to the policy value at any time before your 95th birthday.

If you upgrade:
 .    the current rider will terminate and a new one will be issued with its own specified guaranteed benefits and fees; and
 .    the new rider's specified benefits and fees may not be as advantageous as before.

It generally will not be to your advantage to upgrade unless your policy value exceeds your minimum annuitization value at that time.

Conditions of Exercise of the Family Income Protector.  You can annuitize using
-----------------------------------------------------
the family income protector at any time before your 95/th/ birthday. For your convenience, we will put the last date to annuitize using the family income protector on page one of the rider.

Note Carefully:
--------------
 .    If you annuitize at any time other than a rider anniversary, there may be a negative adjustment to your minimum annuitization value. See "Minimum Annuitization Value Adjustment."
 .    If you annuitize before the 10th rider anniversary there will be an annuity factor age adjustment. See "Annuity Factor Age Adjustment."
 .    If you take a withdrawal during the rider year that you annuitize, your minimum annuitization value will be reduced to reflect the withdrawal and will likely be subject to a negative minimum annuitization value adjustment.

Guaranteed Minimum Stabilized Payments. Annuity payments under the family income
--------------------------------------
protector are guaranteed to never be less than the initial payment. See the SAI for information concerning the calculation of the initial payment. The payments will also be "stabilized" or held constant during each rider year.

During the first rider year after annuitizing using the family income protector, each stabilized payment will equal the initial payment. On each rider anniversary thereafter, the stabilized payment will increase or decrease depending on the performance of the investment options you selected (but will never be less than the initial payment), and then be held constant at that amount for that rider year. The stabilized payment on each rider anniversary will equal the greater of the initial payment or the payment supportable by the annuity units in the selected investment options. See the SAI for additional information concerning stabilized payments.

Family Income Protector Rider Fee.  A rider fee, currently 0.35% of the minimum
---------------------------------
annuitization value on the rider anniversary, is charged annually prior to annuitization. We will also charge this fee upon termination. The rider fee is deducted from each variable investment option in proportion to the amount of policy value in each subaccount.

The rider fee on any given rider anniversary will be waived if the policy value exceeds the fee waiver threshold. The fee waiver threshold currently is two times the minimum annuitization value. PFL may, at its discretion, change the fee waiver threshold in the future, but it will never be greater than two and one-half times the minimum annuitization value.

Guaranteed Payment Fee. A guaranteed payment fee, currently equal to an
----------------------
effective annual rate of 1.25% of the daily net asset value in the separate account, is reflected in the amount of the variable payments you receive if you annuitize under the family income protector rider.

Termination. The family income protector will terminate upon the earliest of the
-----------
following:
 .    the date we receive written notice from you requesting termination of the family income protector;
 .    annuitization (you will still get guaranteed minimum stabilized payments if you annuitize using the minimum annuitization value under the family income protector);
 .    upgrade of the minimum annuitization value (although a new rider will be issued);
 .    termination of your policy; or
 .    30 days after the last date to elect the benefit as shown on page 1 of the rider.

                      STATEMENT OF ADDITIONAL INFORMATION

       THE U.S. BANCORP INVESTMENTS INC. PRINCIPAL-PLUS VARIABLE ANNUITY

                                Issued through

                             SEPARATE ACCOUNT VA I

                                  Offered by

                          PFL LIFE INSURANCE COMPANY

                           4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001

This Statement of Additional Information expands upon subjects discussed in the current prospectus for The U.S. Bancorp Investments Inc. Principal-Plus Variable Annuity ("Principal-Plus Variable Annuity") offered by PFL Life Insurance Company. You may obtain a copy of the prospectus dated _______________, by calling 1-800-525-6205, or by writing to the administrative and service office, Financial Markets Division-Variable Annuity Dept., 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499-0001. The prospectus sets forth information that a prospective investor should know before investing in a policy. Terms used in the current prospectus for the policy are incorporated in this Statement of Additional Information.

This Statement of Additional Information (SAI) is not a prospectus and should be read only in conjunction with the prospectus for the policy and the prospectus for the underlying fund portfolios.


Dated: __________________

                               TABLE OF CONTENTS

                                                                                                                      Page
                                                                                                                      ----
GLOSSARY OF TERMS................................................................................................
THE POLICY--GENERAL PROVISIONS...................................................................................
     Owner.......................................................................................................
     Entire Policy...............................................................................................
     Misstatement of Age or Sex..................................................................................
     Addition, Deletion or Substitution of Investments...........................................................
     Excess Interest Adjustment..................................................................................
     Reallocation of Policy Values After the Annuity Commencement Date...........................................
     Annuity Payment Options.....................................................................................
     Death Benefit...............................................................................................
     Death of Owner..............................................................................................
     Assignment..................................................................................................
     Evidence of Survival........................................................................................
     Non-Participating...........................................................................................
     Amendments..................................................................................................
     Employee and Agent Purchases................................................................................
CERTAIN FEDERAL INCOME TAX CONSEQUENCES..........................................................................
     Tax Status of the Policy....................................................................................
     Taxation of PFL.............................................................................................
INVESTMENT EXPERIENCE............................................................................................
     Accumulation Units..........................................................................................
     Annuity Unit Value and Annuity Payment Rates................................................................
FAMILY INCOME PROTECTOR--ADDITIONAL INFORMATION..................................................................
HISTORICAL PERFORMANCE DATA......................................................................................
     Money Market Yields.........................................................................................
     Other Subaccount Yields.....................................................................................
     Total Returns...............................................................................................
     Other Performance Data......................................................................................
     Adjusted Historical Performance Data........................................................................
PUBLISHED RATINGS................................................................................................
STATE REGULATION OF PFL..........................................................................................
ADMINISTRATION...................................................................................................
RECORDS AND REPORTS..............................................................................................
DISTRIBUTION OF THE POLICIES.....................................................................................
VOTING RIGHTS....................................................................................................
OTHER PRODUCTS...................................................................................................
CUSTODY OF ASSETS................................................................................................
LEGAL MATTERS....................................................................................................
INDEPENDENT AUDITORS.............................................................................................
OTHER INFORMATION................................................................................................
FINANCIAL STATEMENTS.............................................................................................

                               GLOSSARY OF TERMS

Accumulation Unit--An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value--The policy value increased or decreased by any excess interest adjustment.

Administrative and Service Office--Financial Markets Division Variable Annuity Department, 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499-0001.

Annuitant--The person during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date--The date upon which annuity payments are to commence. The annuity commencement date may not be later than the last day of the policy month starting after the annuitant attains age 85, except as expressly allowed by PFL. In no event will this date be later than the last day of the policy month following the month in which the annuitant attains age 95. The annuity commencement date may be required to be earlier for qualified policies.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Annuity Unit--An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.

Application--A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

Beneficiary--The person who has the right to the death benefit set forth in the policy.

Business Day--A day when the New York Stock Exchange is open for business.

Cash Value-- The adjusted policy value less any applicable surrender charge.

Code--The Internal Revenue Code of 1986, as amended.

Cumulative Free Percentage--The percentage (as applied to the policy value) which is available free of any surrender charge.

Excess Interest Adjustment ("EIA")--A positive or negative adjustment to amounts withdrawn upon partial or full surrenders from the fixed account guaranteed period options, or to amounts applied to annuity payment options. The adjustment reflects changes in the interest rates declared by PFL since the date any payment was received by (or an amount was transferred to) the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Excess Partial Withdrawal--The portion of a partial withdrawal (surrender) that exceeds the cumulative free percentage.

Fixed Account--One or more investment choices under the policy that are part of PFL's general assets and are not in the separate account.

Guaranteed Period Options--The various guaranteed interest rate periods of the fixed account which PFL may be offer and into which premium payments may be paid or amounts transferred.

Nonqualified Policy--A policy other than a qualified policy.

Owner--The person who may exercise all rights and privileges under the policy. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner or a successor owner in the information that we require to issue a policy.

Policy Value--On or before the annuity commencement date, the policy value is equal to the owner's:

 .    premium payments; minus
 .    partial withdrawals (including the net effect of any applicable excess interest adjustments and/or surrender charges on such withdrawals); plus
 .    interest credited in the fixed account; plus or minus
 .    accumulated gains or losses in the separate account; minus
 .    service charges, rider fees, premium taxes, and transfer fees, if any.

Policy Year--A policy year begins on the policy date in which the policy becomes effective and on each anniversary thereof.

Premium Payment--An amount paid to PFL by the owner or on the owner's behalf as consideration for the benefits provided by the policy.

Qualified Policy--A policy issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Separate Account--Separate Account VA I, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), to which premium payments under the policies may be allocated.

Service Charge--There is an annual service charge on each policy anniversary (and a charge at the time of surrender during any policy year) for policy maintenance and related administrative expenses. This annual charge is $30, but in no event will this charge be more than 2% of the policy value.

Subaccount--A subdivision within the separate account, the assets of which are invested in a specified portfolio of the underlying funds.

Successor Owner--A person appointed by the owner to succeed to ownership of the policy in the event of the death of the owner who is not the annuitant before the annuity commencement date.

Surrender Charge--The applicable contingent deferred sales charge, assessed on certain full surrenders or partial withdrawals of premium payments to cover expenses relating to the sale of the policies.

Underlying Funds--The designated portfolios of: (1) Federated Insurance Series, managed by Federated Investment Management Company; (2) First American Insurance Portfolios, Inc., managed by First American Asset Management; and (3) Putnam Variable Trust, managed by Putnam Investment Management, Inc.

Valuation Period--The period of time from one determination of accumulation unit and annuity unit values to the next subsequent determination of values. Such determinations shall be made on each business day.

Variable Annuity Payment(s)--Payment(s) made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

Written Notice--Written notice, signed by the owner, that gives PFL the information it requires and is received at the administrative and service office. For some transactions, PFL may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements PFL establishes for such notices.

In order to supplement the description in the prospectus, the following provides additional information about PFL and the policy, which may be of interest to a prospective purchaser.

                        THE POLICY--GENERAL PROVISIONS

Owner

The policy shall belong to the owner upon issuance of the policy after completion of an application and delivery of the initial premium payment. While the annuitant is living, the owner may: (1) assign the policy; (2) surrender the policy; (3) amend or modify the policy with PFL's consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary; and of the owner's spouse in a community or marital property state.

Unless PFL has been notified of a community or marital property interest in the policy, it will rely on its good faith belief that no such interest exists and will assume no responsibility for inquiry.

A successor owner can be named in the application or in a written notice. The successor owner will become the new owner upon your death, if you predecease the annuitant. If no successor owner survives the owner and the owner predeceases the annuitant, your estate will become the owner.

Note carefully. If the owner does not name a contingent owner, the owner's estate will become the new owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless PFL has received written notice of the trust as a successor owner signed prior to the owner's death, that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy if no contingent owner is named in a written notice received by PFL.

The owner may change the ownership of the policy in a written notice. When this change takes effect, all rights of ownership in the policy will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner or successor owner, the change will not be effective until it is recorded in our records. Once recorded it will take effect as of the date the owner signs the written notice, subject to any payment PFL has made or action PFL has taken before recording the change. Changing the owner or naming a new successor owner cancels any prior choice of successor owner, but does not change the designation of the beneficiary or the annuitant.

If ownership is transferred (except to the owner's spouse) because the owner dies before the annuitant, the adjusted policy value generally must be distributed to the successor owner within five years of the owner's death, or if the first payment begins within one year of the owner's death, payments must be made for a period certain which does not exceed that successor owner's life expectancy.

Entire Policy

The policy, any endorsements thereon, the application, and information provided in lieu thereof, constitute the entire contract between PFL and the owner. All statements in the application are representations and not warranties. No statement will cause the policy to be void or to be used in defense of a claim unless contained in the application or information provided in lieu thereof.

Misstatement of Age or Sex

If the age or sex of the annuitant has been misstated, PFL will change the annuity benefit payable to that which the premium payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by PFL shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by PFL due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant may be established at any time by the submission of proof satisfactory to PFL.

Addition, Deletion, or Substitution of Investments

PFL cannot and does not guarantee that any of the subaccounts or portfolios will always be available for premium payments, allocations, or transfers. PFL retains the right, subject to any applicable law, to make certain changes in the separate account and its investments. PFL reserves the right to eliminate the shares of any portfolio held by a subaccount and/or to substitute shares of another portfolio of the underlying funds, or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in PFL's judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the 1940 Act, substitutions of shares attributable to an owner's interest in a subaccount will not be made without prior notice to the owner and the prior approval of the Securities and Exchange Commission (SEC). Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable annuity policies on the basis of your requests.

New subaccounts may be established when, in the sole discretion of PFL, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by PFL. Each additional subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. PFL may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, PFL will notify owners and request a reallocation of the amounts invested in the eliminated subaccount. If no such reallocation is provided by the owner, PFL will reinvest the amounts invested in the eliminated subaccount in the subaccount that invests in the Money Market Portfolio (or in a similar portfolio of money market instruments) or in another subaccount, if appropriate.

In the event of any such substitution or change, PFL may, by appropriate endorsement, make such changes in the policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the separate account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, PFL also may
(1) transfer the assets of the separate account associated with the policies to another account or accounts, (2) restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account, (3) create new separate accounts, (4) add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts, or (5) add new underlying funds, or substitute a new fund for an existing fund.

Excess Interest Adjustment

Money that you withdraw from or apply to an annuity payment option from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. At the time you request a withdrawal, if interest rates PFL set have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value.

Excess interest adjustments will not reduce the adjusted policy value for a guaranteed period option below the amount paid into it, less any prior partial withdrawals and transfers from that guaranteed period option, plus interest at the policy's minimum guaranteed effective annual interest rate of 3%. This is referred to as the excess interest adjustment floor.

The formula which will be used to determine the excess interest adjustment is:

                                S*(G-C)* (M/12)

S = Gross amount being withdrawn that is subject to the excess interest adjustment.
G = Guaranteed interest rate applicable to S.
C = Current Guaranteed Interest Rate then being offered on new premium payments for the next longer guaranteed period than "M". If this policy form or such a guaranteed period is no longer offered, "C" will be the U.S. Treasury rate for the next longer maturity (in whole years) than "M" on the 25th day of the previous calendar month, plus up to 2%.
M = Number of months remaining in the current guaranteed period, rounded up to the next higher whole number of months.
* = multiplication
^ = exponentiation

               Example 1 (Full Surrender, rates increase by 3%):

---------------------------------------------------------------------------------------------------------------------------------
  Single premium:                                                      $50,000
---------------------------------------------------------------------------------------------------------------------------------
  Guarantee period:                                                    5 Years
---------------------------------------------------------------------------------------------------------------------------------
  Guarantee rate:                                                      5.50% per annum
---------------------------------------------------------------------------------------------------------------------------------
  Full surrender:                                                      middle of contract year 3
---------------------------------------------------------------------------------------------------------------------------------
  Policy value at middle of contract year 3                            = 50,000* (1.055) ^ 2.5 = 57,161.18
---------------------------------------------------------------------------------------------------------------------------------
  Surrender charge free amount at middle of  policy year 3             = 57,161.18* .30 = 17,148.35
---------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment free amount at middle of policy year 3    = 57,161.18 - 50,000 = 7,161.18
---------------------------------------------------------------------------------------------------------------------------------
  Amount subject to excess interest adjustment                         = 57,161.18 - 7,161.18 = 50,000.00
---------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment floor                                     = 50,000* (1.03) ^ 2.5 = 53,834.80
---------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment
---------------------------------------------------------------------------------------------------------------------------------
  G    = .055
---------------------------------------------------------------------------------------------------------------------------------
  C    = .085
---------------------------------------------------------------------------------------------------------------------------------
  M    = 30
---------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment                                           = S* (G-C)* (M/12)
---------------------------------------------------------------------------------------------------------------------------------
                                                                       = 50,000.00* (.055 - .085)* (30/12)
---------------------------------------------------------------------------------------------------------------------------------
                                                                       = -3,750.00, but excess interest adjustment0
                                                                       cannot cause the adjusted policy value to fall
                                                                       below the excess interest adjustment floor, so the
                                                                       adjustment is limited to 53,834.80 - 57,161.18 = -
                                                                       3,326.38
---------------------------------------------------------------------------------------------------------------------------------
  Adjusted policy value                                                = policy value + excess interest adjustment
                                                                       = 57,161.18 - 3,326.38 = 53,834.80
---------------------------------------------------------------------------------------------------------------------------------
  Surrender charge                                                     = (50,000 - 17,148.35)* .06 = 1,971.10
---------------------------------------------------------------------------------------------------------------------------------
  Cash value at middle of policy year 3                                = policy value + excess interest adjustment - surrender
                                                                       charge
---------------------------------------------------------------------------------------------------------------------------------
                                                                       = 57,161.18 - 3,326.38 - 1,971.10
---------------------------------------------------------------------------------------------------------------------------------
                                                                       = 51,863.70
---------------------------------------------------------------------------------------------------------------------------------

               Example 2 (Full Surrender, rates decrease by 1%):

---------------------------------------------------------------------------------------------------------------------------------
  Single premium:                                                      $50,000
---------------------------------------------------------------------------------------------------------------------------------
  Guarantee period:                                                    5 Years
---------------------------------------------------------------------------------------------------------------------------------
  Guarantee rate:                                                      5.50% per annum
---------------------------------------------------------------------------------------------------------------------------------
  Full surrender:                                                      middle of contract year 3
---------------------------------------------------------------------------------------------------------------------------------
  Policy value at middle of policy year 3                              = 50,000* (1.055) ^ 2.5 = 57,161.18
---------------------------------------------------------------------------------------------------------------------------------
  Surrender charge free amount at middle of policy year 3              = 57,161.18* .30 = 17,148.35
---------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment free amount at middle of policy year 3    = 57,161.18 - 50,000 = 7,161.18
---------------------------------------------------------------------------------------------------------------------------------
  Amount subject to excess interest adjustment                         = 57,161.18 - 7,161.18 = 50,000.00
---------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment floor                                     = 50,000* (1.03) ^ 2.5 = 53,834.80
---------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment
---------------------------------------------------------------------------------------------------------------------------------
  G    = .055
---------------------------------------------------------------------------------------------------------------------------------
  C    = .045
---------------------------------------------------------------------------------------------------------------------------------
  M    = 30
---------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment                                           = S* (G - C)* (M/12)
---------------------------------------------------------------------------------------------------------------------------------
                                                                       = 50,000* (.055 - .045)* (30/12)
---------------------------------------------------------------------------------------------------------------------------------
                                                                       = 1,250.00
---------------------------------------------------------------------------------------------------------------------------------
  Adjusted policy value                                                = policy value + excess interest adjustment
---------------------------------------------------------------------------------------------------------------------------------
                                                                       = 57,161.18 + 1,250.00 = 58,411.18
---------------------------------------------------------------------------------------------------------------------------------
  Surrender charge                                                     = (50,000 - 17,148.35)* .06 = 1,971.10
---------------------------------------------------------------------------------------------------------------------------------
  Cash value at middle of policy year 3                                = policy value + excess interest adjustment - surrender
                                                                       charge
---------------------------------------------------------------------------------------------------------------------------------
                                                                       = 57,161.18 + 1,250 - 1,971.10
---------------------------------------------------------------------------------------------------------------------------------
                                                                       = 56,440.08
---------------------------------------------------------------------------------------------------------------------------------

On a partial withdrawal, PFL will pay the owner the full amount of withdrawal requested (as long as the policy value is sufficient). Surrender charge--free withdrawals will reduce the policy value by the amount withdrawn. Amounts withdrawn in excess of the surrender charge--free amount will reduce the policy value by an amount equal to:

                                   X - Y + Z

X = excess partial withdrawal = requested withdrawal less surrender charge--free amount
A = amount of partial withdrawal which is subject to excess interest adjustment
    = requested withdrawal- excess interest adjustment--free amount, where excess interest adjustment--free amount = cumulative interest credited at time of, but prior to, withdrawal.
Y = excess interest adjustment = (A)*(G-C)*(M/12) where G, C, and M are defined above, with "A" substituted for "S" in the definition of G and M.
Z = surrender charge on X minus Y.

             Example 3 (Partial Withdrawal, rates increase by 1%):


---------------------------------------------------------------------------------------------------------------------------
  Single premium:                                                      $50,000
---------------------------------------------------------------------------------------------------------------------------
  Guarantee period:                                                    5 Years
---------------------------------------------------------------------------------------------------------------------------
  Guarantee rate:                                                      5.50% per annum
---------------------------------------------------------------------------------------------------------------------------
  Partial surrender:                                                   $30,000; middle of contract year 3
---------------------------------------------------------------------------------------------------------------------------
  Policy value at middle of policy year 3                              = 50,000* (1.055) ^2.5 = 57,161.18
---------------------------------------------------------------------------------------------------------------------------
  Surrender charge free amount at middle of policy year 3              = 57,161.18* .30 = 17,148.35
---------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment free amount at middle of policy year 3    = 57,161.18 - 50,000 = 7,161.18
---------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment / surrender charge
---------------------------------------------------------------------------------------------------------------------------
    X  = 30,000 - 17,148.35 = 12,851.65
---------------------------------------------------------------------------------------------------------------------------
    A  = 30,000 - 7,161.18 = 22,838.82
---------------------------------------------------------------------------------------------------------------------------
    G  = .055
---------------------------------------------------------------------------------------------------------------------------
    C  = .065
---------------------------------------------------------------------------------------------------------------------------
    M  = 30
---------------------------------------------------------------------------------------------------------------------------
    Y  = 22,838.82* (.055 - .065)* (30/12) = -570.97
---------------------------------------------------------------------------------------------------------------------------
    Z  = .06* [12,851.65 - (-570.97)] = 805.36
---------------------------------------------------------------------------------------------------------------------------
  Reduction to policy value due to surrender charge--free withdrawal   = 17,148.35
---------------------------------------------------------------------------------------------------------------------------
  Reduction to policy value due to excess withdrawal                   = X - Y + Z
---------------------------------------------------------------------------------------------------------------------------
                                                                       = 12,851.65 - (-570.97) + 805.36
---------------------------------------------------------------------------------------------------------------------------
                                                                       = 14,227.98
---------------------------------------------------------------------------------------------------------------------------
  Policy value after withdrawal at middle of policy year 3
                                                                       = 57,161.18 - [17,148.35 + 14,227.98]
---------------------------------------------------------------------------------------------------------------------------
                                                                       = 57,161.18 - [17,148.35 + 12,851.65 -
                                                                       (-570.97) + 805.36]
---------------------------------------------------------------------------------------------------------------------------
                                                                       = 57,161.18 - [30,000 - (-570.97) + 805.36]
---------------------------------------------------------------------------------------------------------------------------
                                                                       = 57,161.18 - 31,376.33 = 25,784.85
---------------------------------------------------------------------------------------------------------------------------

             Example 4 (Partial Withdrawal, rates decrease by 1%):

---------------------------------------------------------------------------------------------------------------------------
  Single premium:                                                      $50,000
---------------------------------------------------------------------------------------------------------------------------
  Guarantee period:                                                    5 Years
---------------------------------------------------------------------------------------------------------------------------
  Guarantee rate:                                                      5.50% per annum
---------------------------------------------------------------------------------------------------------------------------
  Partial surrender:                                                   $30,000; middle of contract year 3
---------------------------------------------------------------------------------------------------------------------------
  Policy value at middle of policy year 3                              = 50,000* (1.055) ^ 2.5 = 57,161.18
---------------------------------------------------------------------------------------------------------------------------
  Surrender charge free amount at middle of
  policy year 3                                                        = 57,161.18* .30 = 17,148.35
---------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment free amount at middle of policy year 3    = 57,161.18 - 50,000 = 7,161.18
---------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment / surrender charge
    X  = 30,000 - 17,148.35 = 12,851.65
    A  = 30,000 - 7,161.18 = 22,838.82
    G  = .055
    C  = .045
    M  = 30
    Y  = 22,838.82* (.055 - .045)* (30/12) = 570.97
    Z  = .06* [12,851.65 - (570.97)] = 736.84
---------------------------------------------------------------------------------------------------------------------------
  Reduction to policy value due to surrender charge--free withdrawal   = 17,148.35
---------------------------------------------------------------------------------------------------------------------------
  Reduction to policy value due to excess withdrawal                   = X - Y + Z
---------------------------------------------------------------------------------------------------------------------------
                                                                       = 12,851.65 - 570.97 + 736.84
---------------------------------------------------------------------------------------------------------------------------
                                                                       = 13,017.52
---------------------------------------------------------------------------------------------------------------------------
  Policy value after withdrawal at middle of policy year 3
                                                                       = 57,161.18 - [17,148.35 + 13,017.52]
---------------------------------------------------------------------------------------------------------------------------
                                                                       = 57,161.18 - [17,148.35 + 12,851.65 -
                                                                       570.97 + 736.84]
---------------------------------------------------------------------------------------------------------------------------
                                                                       = 57,161.18 - [30,000 - (570.97) + 736.84]
---------------------------------------------------------------------------------------------------------------------------
                                                                       = 57,161.18 - 30,165.87 = 26,995.31
---------------------------------------------------------------------------------------------------------------------------

Reallocation of Annuity Units After the Annuity Commencement Date

After the annuity commencement date, the owner may reallocate the value of a designated number of annuity units of a subaccount of the separate account then credited to a policy into an equal value of annuity units of one or more other subaccounts of the separate account, or the fixed account. An annuity unit is an accounting unit used in the calculation of the amount of the second and each subsequent variable annuity payment. The reallocation shall be based on the relative value of the annuity units of the account(s) or subaccount(s) at the end of the business day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the annuity units in the account or subaccount from which the transfer is being made. If the monthly income of the annuity units remaining in an account or subaccount after a reallocation is less than $10, PFL reserves the right to include the value of those annuity units as part of the transfer. The request must be in writing to PFL's administrative and service office. There is no charge assessed in connection with such reallocation. A reallocation of annuity units may be made up to four times in any given policy year.

After the annuity commencement date, no transfers may be made from the fixed account to the separate account.

Annuity Payment Options

During the lifetime of the annuitant and prior to the annuity commencement date, the owner may choose an annuity payment option or change the election, but written notice of any election or change of election must be received by PFL at its administrative and service office at least thirty (30) days prior to the annuity commencement date. If no election is made prior to the annuity commencement date, annuity payments will be made under (i) Payment Option 3, life income with level payments for 10 years certain, using the existing adjusted policy value of the fixed account, or (ii) under Payment Option 3, life income with variable payments for 10 years certain using the existing policy value of the separate account, or (iii) in a combination of (i) and (ii).

The person who elects an annuity payment option can also name one or more successor payees to receive any unpaid amount PFL has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

A payee who did not elect the annuity payment option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells PFL in writing and PFL agrees.

Variable Payment Options. The dollar amount of the first variable annuity
-------------------------
payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The tables are based on a 5% effective annual Assumed Investment Return and the "1983 Table a" (male, female, and unisex if required by law) mortality table with projection using projection Scale G factors, assuming a maturity date in the year 2000. ("The 1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.) The dollar amount of additional variable annuity payments will vary based on the investment performance of the subaccount(s) of the separate account selected by the annuitant or beneficiary.

Determination of the First Variable Payment. The amount of the first variable
--------------------------------------------
payment depends upon the sex (if consideration of sex is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant's actual age nearest birthday, on the annuity commencement date, adjusted as follows:

     Annuity Commencement Date               Adjusted Age
     -------------------------               ------------
           Before 2001                        Actual Age
            2001-2010                      Actual Age minus 1
            2011-2020                      Actual Age minus 2
            2021-2030                      Actual Age minus 3
            2031-2040                      Actual Age minus 4
            After 2040                    As determined by PFL

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

Determination of Additional Variable Payments. All variable annuity payments
----------------------------------------------
other than the first are calculated using annuity units which are credited to the policy. The number of annuity units to be credited in respect of a particular subaccount is determined by dividing that portion of the first variable annuity payment attributable to that subaccount by the annuity unit value of that subaccount on the annuity commencement date. The number of annuity units of each particular subaccount credited to the policy then remains fixed, assuming no transfers to or from that subaccount occur. The dollar value of variable annuity units in the chosen subaccount will increase or decrease reflecting the investment experience of the chosen subaccount. The dollar amount of each variable annuity payment after the first may increase, decrease or remain constant, and is equal to the sum of the amounts determined by multiplying the number of annuity units of each particular subaccount credited to the policy by the annuity unit value for the particular subaccount on the date the payment is made.

Death Benefit

Adjusted Partial Withdrawal. The amount of your guaranteed minimum death benefit
----------------------------
is reduced due to a partial withdrawal called the adjusted partial withdrawal. The reduction amount depends on the relationship between your guaranteed minimum death benefit and policy value. The adjusted partial withdrawal is the sum of
(1) and (2), where:
  (1) The surrender charge-free withdrawal amount taken; and
  (2) The amount that an excess partial withdrawal (the portion of a withdrawal that can be subject to a surrender charge) reduces the policy value times [(a) divided by (b)] where:
      (a) is the amount of the death benefit prior to the excess partial withdrawal; and
      (b) is the policy value prior to the excess partial withdrawal.

The following examples describe the effect of a withdrawal on the guaranteed minimum death benefit and policy value.

------------------------------------------------------------------------------------------------------------------------------------
                                                             EXAMPLE 1
                                                    (Assumed Facts for Example)
------------------------------------------------------------------------------------------------------------------------------------
  $75,000      current guaranteed minimum death benefit before withdrawal
------------------------------------------------------------------------------------------------------------------------------------
  $50,000      current policy value before withdrawal
------------------------------------------------------------------------------------------------------------------------------------
  $75,000      current death benefit (larger of policy value and guaranteed minimum death benefit)
------------------------------------------------------------------------------------------------------------------------------------
  6%           current surrender charge percentage
------------------------------------------------------------------------------------------------------------------------------------
  $15,000      requested withdrawal
------------------------------------------------------------------------------------------------------------------------------------
  $10,000      surrender charge-free amount (assumes 20% cumulative free percentage is available)
------------------------------------------------------------------------------------------------------------------------------------
  $ 5,000      excess partial withdrawal-- (amount subject to surrender charge)
------------------------------------------------------------------------------------------------------------------------------------
  $   100      excess interest adjustment
               (assumes interest rates have decreased since initial guarantee)
------------------------------------------------------------------------------------------------------------------------------------
  $   294      surrender charge on (excess partial withdrawal less excess interest adjustment) = 0.06*(5000 - 100)
------------------------------------------------------------------------------------------------------------------------------------

  $ 5,194      reduction in policy value due to excess partial withdrawal = 5000 - 100 + 294
------------------------------------------------------------------------------------------------------------------------------------
  $17,791      adjusted partial withdrawal = $10,000 + [$5,194* (75,000/50,000)]
------------------------------------------------------------------------------------------------------------------------------------
  $57,209      New guaranteed minimum death benefit (after withdrawal) = 75,000 - 17,791
------------------------------------------------------------------------------------------------------------------------------------
  $34,806      New policy value (after withdrawal) = 50,000 - 10,000 - 5,194
------------------------------------------------------------------------------------------------------------------------------------

Summary:
--------
Reduction in guaranteed minimum death benefit                    = $17,791
Reduction in policy value                                        = $15,194

Note, guaranteed minimum death benefit is reduced more than the policy value since the guaranteed minimum death benefit was greater than the policy value just prior to the withdrawal.

------------------------------------------------------------------------------------------------------------------------------------
                                                             EXAMPLE 2
                                                    (Assumed Facts for Example)
------------------------------------------------------------------------------------------------------------------------------------
  $50,000      current guaranteed minimum death benefit before withdrawal
 -----------------------------------------------------------------------------------------------------------------------------------
  $75,000      current policy value before withdrawal
 -----------------------------------------------------------------------------------------------------------------------------------
  $75,000      current death benefit (larger of policy value and guaranteed minimum death benefit)
 -----------------------------------------------------------------------------------------------------------------------------------
  6%           current surrender charge percentage
------------------------------------------------------------------------------------------------------------------------------------
  $15,000      requested withdrawal
------------------------------------------------------------------------------------------------------------------------------------
  $11,250      surrender charge-free amount (assumes 15% cumulative free percentage is available)
------------------------------------------------------------------------------------------------------------------------------------
  $ 3,750      excess partial withdrawal--(amount subject to surrender charge)
------------------------------------------------------------------------------------------------------------------------------------
  $  -100      excess interest adjustment
               (assumes interest rates have increased since initial guarantee)
------------------------------------------------------------------------------------------------------------------------------------
  $   231      surrender charge on (excess partial withdrawal less excess interest adjustment) = 0.06*[(3750-(-100)]
------------------------------------------------------------------------------------------------------------------------------------
  $ 4,081      reduction in policy value due to excess partial withdrawal = 3750 - (-100) + 231 = 3750 + 100 + 231
------------------------------------------------------------------------------------------------------------------------------------
  $15,331      adjusted partial withdrawal = $11,250 + [$4,081* (75,000/75,000)]
------------------------------------------------------------------------------------------------------------------------------------
  $34,669      New guaranteed minimum death benefit (after withdrawal) = 50,000 - 15,331
------------------------------------------------------------------------------------------------------------------------------------
  $59,669      New policy value (after withdrawal) = 75,000 - 11,250 - 4,081
------------------------------------------------------------------------------------------------------------------------------------

Summary:
--------
Reduction in guaranteed minimum death benefit          = $15,331
Reduction in policy value                              = $15,331

Note, the guaranteed minimum death benefit and policy value are reduced by the same amount since the policy value was higher than the guaranteed minimum death benefit just prior to the withdrawal.

Due proof of death of the annuitant is proof that the annuitant who is the owner died prior to the commencement of annuity payments. A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to PFL, will constitute due proof of death.

Upon receipt of this proof and an election of a method of settlement and return of the policy, the death benefit generally will be paid within seven days, or as soon thereafter as PFL has sufficient information about the beneficiary to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options described above, unless a settlement agreement is effective at the death of the owner preventing such election.

Distribution Requirements. If the annuitant was the owner, and the beneficiary
--------------------------
was not the annuitant's spouse, the death benefit must (1) be distributed within five years of the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the beneficiary's lifetime or for a period certain (so long as any period certain does not exceed the beneficiary's life expectancy). Death Proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the deceased owner's death. If the sole beneficiary is the deceased owner's surviving spouse, such spouse may elect to continue the policy as the new annuitant and owner instead of receiving the death benefit. (See "Certain Federal Income Tax Consequences.")

If the annuitant is not the owner, and the owner dies prior to the annuity commencement date, a successor owner may surrender the policy at any time for the amount of the adjusted policy value. If the successor owner is not the deceased owner's spouse, however, the adjusted policy value must be distributed:
(1) within five years after the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the successor owner's lifetime or for a period certain (so long as any period certain does not exceed the successor owner's life expectancy).

Beneficiary. The beneficiary designation in the application will remain in
------------
effect until changed. The owner may change the designated beneficiary by sending written notice to PFL. The beneficiary's consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by PFL. PFL will not be liable for any payment made before the written notice is received. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally.

Death of Owner

Federal tax law requires that if any owner (including any joint owner or any successor owner who has become a current owner) dies before the annuity commencement date, then the entire value of the policy must generally be distributed within five years of the date of death of such owner. Certain rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) the owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the annuity commencement date. See "Certain Federal Income Tax Consequences" below for more information about these rules. Other rules may apply to qualified policies.

Assignment

During the lifetime of the annuitant the owner may assign any rights or benefits provided by the policy if your policy is a nonqualified policy. An assignment will not be binding on PFL until a copy has been filed at its administrative and service office. The rights and benefits of the owner and beneficiary are subject to the rights of the assignee. PFL assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have tax consequences.

Unless you so direct by filing written notice with PFL, no beneficiary may assign any payments under the policy before they are due. To the extent permitted by law, no payments will be subject to the claims of any beneficiary's creditors.

Ownership under qualified policies is restricted to comply with the Code.

Evidence of Survival

PFL reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until PFL receives such evidence.

Non-Participating

The policy will not share in PFL's surplus earnings; no dividends will be paid.

Amendments

No change in the policy is valid unless made in writing by PFL and approved by one of PFL's officers. No registered representative has authority to change or waive any provision of the policy.

PFL reserves the right to amend the policy to meet the requirements of the Code, regulations or published rulings. You can refuse such a change by giving written notice, but a refusal may result in adverse tax consequences.

Employee and Agent Purchases

The policy may be acquired by an employee or registered representative of any broker/dealer authorized to sell the policy or their spouse or minor children, or by an officer, director, trustee or bona-fide full-time employee of PFL or its affiliated companies or their spouse or minor children. In such a case, PFL may credit an amount equal to a percentage of each premium payment to the policy due to lower acquisition costs PFL experiences on those purchases. The credit will be reported to the Internal Revenue Service as taxable income to the employee or registered representative. PFL may offer certain employer sponsored savings plans, in its discretion, reduced fees and charges including, but not limited to, the annual service charge, the surrender charges, the mortality and expense risk fee and the administrative charge for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which PFL is not presently aware which could result in reduced sales or distribution expenses. Credits to the policy or reductions in these fees and charges will not be unfairly discriminatory against any owner.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a policy, based on the Internal Revenue Code of 1986, as amended, proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

Tax Status of the Policy

The following discussion is based on the assumption that the policy qualifies as an annuity contract for federal income tax purposes.

Diversification Requirements. Section 817(h) of the Code provides that in order
-----------------------------
for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. ((S)) 1.817-5) apply a diversification requirement to each of the subaccounts of the separate account. The separate account, through the underlying funds and their portfolios, intends to comply with the diversification requirements of the Treasury. PFL has entered into agreements regarding participation in the Principal-Plus Variable Annuity that require the underlying funds and their portfolios to be operated in compliance with the Treasury regulations.

Owner Control. In certain circumstances, owners of variable annuity contracts
--------------
may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contractowner's gross income. Several years ago, the IRS state in published rulings that a variable contract owner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of underlying assets."

The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contractowners were not owners of separate account assets. For example, the owner of a policy has the choice of one or more subaccounts in which to allocate premiums and policy values, and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in policyowners being treated as the owners of the assets of the separate account. In addition, PFL does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. PFL therefore reserves the right to modify the policies as necessary to attempt to prevent the policyowners from being considered the owners of a pro rata share of the assets of the separate account.

Distribution Requirements. The Code also requires that nonqualified policies
--------------------------
contain specific provisions for distribution of policy proceeds upon the death of any owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity commencement date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the annuity commencement date, the entire interest in the policy must generally be distributed within 5 years after such owner's date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if such owner's death occurs prior to the annuity commencement date, and such owner's surviving spouse is named the beneficiary, then the policy may be continued with the surviving spouse as the new owner. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as the owner and any death or change of such primary annuitant shall be treated as the death of an owner. The policy contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policies satisfy all such Code requirements. The provisions contained in the policies will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

Withholding. The portion of any distribution under a policy that is includable
------------
in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified policies, "eligible rollover distributions" from Section 401(a) plans, Section 403(a) annuities, and Section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA. Different withholding requirements may apply in the case of non-United States persons.

Qualified Policies. The qualified policy is designed for use with several types
-------------------
of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into the policies or PFL's Policy administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the policies comply with applicable law.

For qualified plans under section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant) reaches age 70 1/2. Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules.

PFL makes no attempt to provide more than general information about use of the policy with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the policy.

Individual Retirement Annuities. In order to qualify as a traditional individual
--------------------------------
retirement annuity under Section 408(b) of the Code, a policy must contain certain provisions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the policy as collateral security; (iii) the total premium payments for any calendar year on behalf of any individual may not exceed $2,000, except in the case of a rollover amount or contribution under Sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or partial withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2; (v) an annuity payment optional with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value; and (vii) the entire interest of the owner is non-forfeitable. Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

No part of the funds for an individual retirement account (including a Roth IRA) or annuity may be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity policy that provides a death benefit that equals the greater of the premiums paid or the cash value for the contract. The policy provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the policy as an IRA. The Internal Revenue Service has not reviewed the policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the policy, comports with IRA qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section
------------------------------------------------
408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $2,000. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made 5 tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1/2, or to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are generally the same.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public
--------------------
school systems and certain tax exempt organizations to purchase policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The policy includes a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the policy in connection with such plans should consult their tax adviser. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

Corporate Pension and Profit Sharing Plans and H.R. 10 Plans. Sections 401(a)
-------------------------------------------------------------
and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments. The policy includes a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in an pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the policy in connection with such plans should consult their tax adviser.

Deferred Compensation Plans. Section 457 of the Code, while not actually
----------------------------
providing for a qualified plan (as that term is used in the Code), provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The policies can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental Section 457 plans, all such investments, however, are owned by the sponsoring employer, and are subject to the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages.

Non-natural Persons. Pursuant to Section 72(u) of the Code, an annuity contract
--------------------
held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess of (i) the sum of the cash value as of the close of the taxable year and all previous distributions under the policy over (ii) the sum of the premium payments paid for the taxable year and any prior taxable year and the amounts includable in gross income for any prior taxable year with respect to the policy. For these purposes, the policy value at year end may have to be increased by any positive excess interest adjustment which could result from a full surrender at such time. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments and the owner should contact a competent tax adviser with respect to the potential tax consequences of an excess interest adjustment. Notwithstanding the preceding sentences in that paragraph, Section 72(u) of the Code does not apply to (i) a policy where the nominal owner is not a natural person but the beneficial owner of which is a natural person, (ii) a policy acquired by the estate of a decedent by reason of such decedent's death, (iii) a qualified policy (other than one qualifying under Section 457) or (iv) a single-payment annuity where the Commencement Date is no later than one year from the date of the single premium payment; such policies are taxed as described above under the heading "Taxation of Annuities."

Taxation of PFL

PFL at present is taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as part of PFL and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. PFL does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by PFL with respect to the separate account, PFL may make a charge to the separate account.

                             INVESTMENT EXPERIENCE

A "Net Investment Factor" is used to determine the value of accumulation units and annuity units, and to determine annuity payment rates.

Accumulation Units

Allocations of a premium payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the premium payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the underlying funds less any applicable charges or fees. The investment performance of the portfolio, expenses, and deductions of certain charges affect the value of an accumulation unit.

Upon allocation to the selected subaccount of the separate account, premium payments are converted into accumulation units of the subaccount. The number of accumulation units to be credited is determined by dividing the dollar amount allocated to each subaccount by the value of an accumulation unit for that subaccount as next determined after the premium payment is received at the administrative and service office or, in the case of the initial premium payment, when the application is completed, whichever is later. The value of an accumulation unit was arbitrarily established at $1 at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of trading on each day the New York Stock Exchange is open for business.

An index (the "Net Investment Factor") which measures the investment performance of a subaccount during a valuation period, is used to determine the value of an accumulation unit for the next subsequent valuation period. The Net Investment Factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same from one valuation period to the next. The owner bears this investment risk. The net investment performance of a subaccount and deduction of certain charges affect the accumulation unit value.

The Net Investment Factor for any subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:
  (a) is the net result of:
     (1) the net asset value per share of the shares held in the subaccount determined at the end of the current valuation period, plus
     (2) the per share amount of any dividend or capital gain distribution made with respect to the shares held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus
     (3) a per share credit or charge for any taxes determined by PFL to have resulted from the investment operations of the subaccount;
  (b) the net asset value per share of the shares held in the subaccount determined as of the end of the immediately preceding valuation period; and
  (c) is the charge for mortality and expense risk during the valuation period (equal on an annual basis to 1.10% for the Return of Premium Death Benefit and 1.25% for both the 5% Annually Compounding Death Benefit or the Annual Step-Up Death Benefit) of the daily net asset value of the subaccount, plus the .15% administrative charge for all three death benefit options.

             Illustration of Accumulation Unit Value Calculations

      Formula and Illustration for Determining the Net Investment Factor

          (Assume Either the 5% Annually Compounding Death Benefit or the Annual Step-Up Death Benefit is in effect.)

Investment Experience Factor = (A + B - C) - E
                               -----------
                                    D

     Where: A = The Net Asset Value of an underlying fund share as of the end of the current valuation period.
                Assume................................................................................................A = $11.57

            B = The per share amount of any dividend or capital gains distribution since the end of the immediately preceding valuation period.
                Assume.....................................................................................................B = 0

            C = The per share charge or credit for any taxes reserved for at the end of the current valuation period.
                Assume.....................................................................................................C = 0

            D = The Net Asset Value of an underlying fund share at the end of the immediately preceding valuation period.
                Assume................................................................................................D = $11.40

            E = The daily deduction for mortality and expense risk fee and administrative charges, which totals 1.40% on an annual basis.
                On a daily basis.................................................................................. = .0000380909

Then, the Investment Experience Factor = (11.57+ 0 - 0) - .0000380909 = Z = 1.0148741898
                                         --------------
                                             11.40

       Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A * B

     Where: A = The accumulation unit value for the immediately preceding valuation period.
                 Assume............................................................................... = $X

            B = The Net Investment Factor for the current valuation period.
                Assume................................................................................ = Y

Then, the accumulation unit value = $X * Y = $Z

Annuity Unit Value and Annuity Payment Rates

The amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $1 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:
  (a) is the variable annuity unit value for that subaccount on the immediately preceding business day;
  (b) is the net investment factor for that subaccount for the valuation period; and
  (c) is the investment result adjustment factor for the valuation period.

The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual Assumed Investment Return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for the policy used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:
  (i) is the result of:
       (1) the net asset value of a fund share held in that subaccount determined at the end of the current valuation period; plus
       (2) the per share amount of any dividend or capital gain distributions made by the fund for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus
       (3) a per share charge or credit for any taxes reserved for, which PFL determines to have resulted from the investment operations of the subaccount.
  (ii) is the net asset value of a fund share held in that subaccount determined as of the end of the immediately preceding valuation period.
  (iii) is a factor representing the mortality and expense risk fee and administrative charge. This factor is equal, on an annual basis, to 1.25% (for the Return of Premium Death Benefit) or 1.40% (for the 5% Annually Compounding Death Benefit and the Annual Step-Up Death Benefit) of the daily net asset value of a fund share held in that subaccount.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

The annuity payment rates vary according to the annuity option elected and the sex and adjusted age of the annuitant at the annuity commencement date. The policy also contains a table for determining the adjusted age of the annuitant.

              Illustration of Calculations for Annuity Unit Value
                         and Variable Annuity Payments

          Formula and Illustration for Determining Annuity Unit Value

Annuity Unit Value = A * B * C

     Where: A = Annuity unit value for the immediately preceding valuation period.
                Assume....................................................................................= $X

            B = Investment Experience Factor for the valuation period for which the annuity unit value is being calculated.
                Assume....................................................................................= Y

            C = A factor to neutralize the assumed interest rate of 5% built into the Annuity Tables used.
                Assume....................................................................................= Z

Then, the annuity unit value is: $X * Y * Z = $Q

              Formula and Illustration for Determining Amount of
                    First Monthly Variable Annuity Payment

First Monthly Variable Annuity Payment = A * B
                                         -----
                                        $1,000

     Where: A =  The policy value as of the annuity commencement date.
                 Assume..........................................................................................= $X

            B =  The Annuity purchase rate per $1,000 based upon the option selected, the sex and adjusted age of the annuitant according to the tables contained in the policy.
                 Assume..........................................................................................= $Y

Then, the first Monthly Variable Annuity Payment = $X * $Y = $Z
                                                   ------------
                                                       1,000

     Formula and Illustration for Determining the Number of Annuity Units
             Represented by Each Monthly Variable Annuity Payment

Number of annuity units = A
                          -
                          B

     Where: A = The dollar amount of the first monthly Variable Annuity Payment.
                 Assume....................................................................................= $X

            B =  The annuity unit value for the Valuation Date on which the first monthly payment is due.
                 Assume....................................................................................= $Y

Then, the number of annuity units = $X = Z
                                    --
                                    $Y

               FAMILY INCOME PROTECTOR -- ADDITIONAL INFORMATION

The amounts shown below are hypothetical guaranteed minimum monthly payment amounts under the "family income protector" for a $100,000 premium when annuity payments do not begin until the rider anniversary indicated in the left-hand column. These figures assume the following:
 .  there were no subsequent premium payments or withdrawals;
 .  there were no premium taxes;
 .  the $100,000 premium is subject to the family income protector;
 .  the annuitant is (or both annuitants are) 60 years old when the rider is issued;
 .  the annual growth rate is 6.0% (once established an annual growth rate will not change during the life of the family income protector rider); and . there was no upgrade of the minimum annuitization value.

Six different annuity payment options are illustrated: a male annuitant, a female annuitant and a joint and survivor annuity, each on a Life Only and a Life with 10 Year Certain basis. The figures below, which are the amount of the first monthly payment, are based on an assumed investment return of 3%. Subsequent payments will never be less than the amount of the first payment (although subsequent payments are calculated using a 5% assumed investment return).

Life Only = Life Annuity with No Period Certain Life 10 = Life Annuity with 10 Years Certain

-------------------------------------------------------------------------------------------------
Rider Anniversary at                        Male              Female         Joint & Survivor
Exercise Date
-------------------------------------------------------------------------------------------------
                                   Life Only  Life 10  Life Only  Life 10  Life Only  Life 10
-------------------------------------------------------------------------------------------------
           10 (age 70)                $1,135   $1,067     $  976   $  949     $  854   $  852
-------------------------------------------------------------------------------------------------
               15                      1,833    1,634      1,562    1,469      1,332    1,318
-------------------------------------------------------------------------------------------------
           20 (age 80)                 3,049    2,479      2,597    2,286      2,145    2,078
-------------------------------------------------------------------------------------------------

This hypothetical illustration should not be deemed representative of past or future performance of any underlying variable investment option.

Withdrawals will affect the minimum annuitization value as follows: Each policy year, withdrawals up to the limit of the total free amount (the minimum annuitization value on the last policy anniversary multiplied by the annual growth rate) reduce the minimum annuitization value on a dollar-for-dollar basis. Withdrawals over this free amount will reduce the minimum annuitization value on a pro rata basis by an amount equal to the minimum annuitization value immediately prior to the excess withdrawal multiplied by the percentage reduction in the policy value resulting from the excess withdrawal. The free amount will always be a relatively small fraction of the minimum annuitization value.

Examples of the effect of withdrawals on the minimum annuitization value are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                             EXAMPLE 1
------------------------------------------------------------------------------------------------------------------------------------
                                                            Assumptions
------------------------------------------------------------------------------------------------------------------------------------
   .  minimum annuitization value on last policy anniversary:            $10,000
------------------------------------------------------------------------------------------------------------------------------------
   .  minimum annuitization value at time of distribution:               $10,500
------------------------------------------------------------------------------------------------------------------------------------
   .  policy value at time of distribution:                              $15,000
------------------------------------------------------------------------------------------------------------------------------------
   .  distribution amount:                                               $500
------------------------------------------------------------------------------------------------------------------------------------
   .  prior distribution in current policy year:                         None
------------------------------------------------------------------------------------------------------------------------------------
                                                           Calculations
------------------------------------------------------------------------------------------------------------------------------------
   .  maximum annual free amount:                                        $10,000 x 6% = $600
------------------------------------------------------------------------------------------------------------------------------------
   .  policy value after distribution:                                   $15,000 - $500 = $14,500
------------------------------------------------------------------------------------------------------------------------------------
   .  minimum annuitization value after distribution:                    $10,500 - $500 = $10,000
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                             EXAMPLE 2
------------------------------------------------------------------------------------------------------------------------------------
                                                            Assumptions
------------------------------------------------------------------------------------------------------------------------------------
   .  minimum annuitization value on last policy anniversary:            $10,000
------------------------------------------------------------------------------------------------------------------------------------
   .  minimum annuitization value at time of distribution:               $10,500
------------------------------------------------------------------------------------------------------------------------------------
   .  policy value at time of distribution:                              $15,000
------------------------------------------------------------------------------------------------------------------------------------
   .  distribution amount:                                               $1,500
------------------------------------------------------------------------------------------------------------------------------------
   .  prior distribution in current policy year:                         $1,000
------------------------------------------------------------------------------------------------------------------------------------
                                                           Calculations
------------------------------------------------------------------------------------------------------------------------------------
   .  maximum annual free amount:                                        $0.0
------------------------------------------------------------------------------------------------------------------------------------
      (prior distributions have exceeded the current year free amount of $600 [$10,000 x 6% = $600])
------------------------------------------------------------------------------------------------------------------------------------
   .  policy value after distribution:                                   $15,000 - $1,500 = $13,500
------------------------------------------------------------------------------------------------------------------------------------
      (since the policy value is reduced 10% ($1,500/$15,000), the minimum annuitization value is also reduced 10%)
------------------------------------------------------------------------------------------------------------------------------------
   .  minimum annuitization value after distribution:                    $10,500 - (10% x $10,500) = $9,450
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                             EXAMPLE 3
------------------------------------------------------------------------------------------------------------------------------------
                                                            Assumptions
------------------------------------------------------------------------------------------------------------------------------------
   .  minimum annuitization value on last policy anniversary:            $10,000
------------------------------------------------------------------------------------------------------------------------------------
   .  minimum annuitization value at time of distribution:               $10,500
------------------------------------------------------------------------------------------------------------------------------------
   .  policy value at time of distribution:                              $7,500
------------------------------------------------------------------------------------------------------------------------------------
   .  distribution amount:                                               $1,500
------------------------------------------------------------------------------------------------------------------------------------
   .  prior distribution in current policy year:                         $1,000
------------------------------------------------------------------------------------------------------------------------------------
                                                           Calculations
------------------------------------------------------------------------------------------------------------------------------------
   .  maximum annual free amount:                                        $0.0
------------------------------------------------------------------------------------------------------------------------------------
      (prior distributions have exceeded the current year free amount of $600 [$10,000 x 6% = $600])
------------------------------------------------------------------------------------------------------------------------------------
   .  policy value after distribution:                                   $7,500 - $1,500 = $6,000
------------------------------------------------------------------------------------------------------------------------------------
      (since the policy value is reduced 20% ($1,500/$7,500), the minimum annuitization value is also reduced 20%)
------------------------------------------------------------------------------------------------------------------------------------
   .  minimum annuitization value after distribution:                    $10,500 - (20% x $10,500) = $8,400
------------------------------------------------------------------------------------------------------------------------------------

The amount of the first payment provided by the family income protector will be determined by multiplying each $1,000 of minimum annuitization value by the applicable annuity factor shown on Schedule I of the family income protector rider. The applicable annuity factor depends upon the annuitant's (and joint annuitant's, if any) sex (or without regard to gender if required by law), age, and the family income protector payment option selected and is based on a guaranteed interest rate of 3% and the "1983 Table a" mortality table with projection using projection Scale G factors, assuming a maturity date in the year 2000. Subsequent payments will be calculated as described in the family income protector rider using a 5% assumed investment return. Subsequent payments may fluctuate annually in accordance with the investment performance of the annuity subaccounts. However, subsequent payments are guaranteed to never be less than the initial payment.

The stabilized payment on each subsequent policy anniversary after annuitization using the family income protector will equal the greater of the initial payment or the payment supportable by the annuity units in the selected subaccounts. The supportable payment is equal to the number of variable annuity units in the selected subaccounts multiplied by the variable annuity unit values in those subaccounts on the date the payment is made. The variable annuity unit values used to calculate the supportable payment will assume a 5% assumed investment return. If the supportable payment at any payment date during a policy year is greater than the stabilized payment for that policy year, the excess will be used to purchase additional annuity units. Conversely, if the supportable payment at any payment date during a policy year is less than the stabilized payment for that policy year, there will be a reduction in the number of annuity units credited to the policy to fund the deficiency. In the case of a reduction, you will not participate as fully in the future investment performance of the subaccounts you selected since fewer annuity units are credited to your policy. Purchases and reductions will be allocated to each subaccount on a proportionate basis.

PFL bears the risk that it will need to make payments if all annuity units have been used in an attempt to maintain the stabilized payment at the initial payment level. In such an event, PFL will make all future payments equal to the initial payment. Once all the annuity units have been used, the amount of your payment will not increase or decrease and will not depend upon the performance of any subaccounts. To compensate PFL for this risk, a guaranteed payment fee will be deducted.

                          HISTORICAL PERFORMANCE DATA

Money Market Yields

PFL may from time to time disclose the current annualized yield of the Federated Prime Money Fund II Subaccount for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a policy that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the administrative charges; and (ii) the mortality and expense risk fee. Current Yield will be calculated according to the following formula:

                   Current Yield = ((NCS * ES)/UV) * (365/7)

Where:
NCS  =   The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.
ES   =   Per unit expenses of the subaccount for the 7-day period.
UV   =   The unit value on the first day of the 7-day period.


Because of the charges and deductions imposed under a policy, the yield for the Federated Prime Money Fund II Subaccount will be lower than the yield for the Federated Prime Money Fund II. The yield calculations do not reflect the effect of any premium taxes or surrender charges that may be applicable to a particular policy. Surrender charges range from 6% to 0% of the amount of premium payments withdrawn based on the number of years since the premium payment was made. However, surrender charges will not be assessed after the tenth policy year.

PFL may also disclose the effective yield of the Federated Prime Money Fund II Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

              Effective Yield = (1 + ((NCS - ES)/UV))/365/7/ - 1

Where:
NCS  =   The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.
ES   =   Per unit expenses of the subaccount for the 7-day period.
UV   =   The unit value on the first day of the 7-day period.

The yield on amounts held in the Federated Prime Money Fund II Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Federated Prime Money Fund II Subaccount actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Federated Prime Money Fund II, the types and quality of portfolio securities held by the Federated Prime Money Fund II and its operating expenses. There was no yield or effective yield for the Federated Prime Money Fund II Subaccount for the seven days ended December 31, 1999, because the Federated Prime Money Fund II Subaccount had not yet commenced operations.

Other Subaccount Yields

PFL may from time to time advertise or disclose the current annualized yield of one or more of the subaccounts of the separate account (except the Federated Prime Money Fund II Subaccount) for 30-day periods. The annualized yield of a subaccount refers to income generated by the subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the subaccount less subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the subaccount include (i) the administrative charge and (ii) the mortality and expense risk fee. The 30-day yield is calculated according to the following formula:

                Yield = 2 * ((((NI - ES)/(U * UV)) + 1)/6/ -1)

Where:
NI   =    Net investment income of the subaccount for the 30-day period attributable to the subaccount's unit.
ES   =    Expenses of the subaccount for the 30-day period.
U    =    The average number of units outstanding.
UV   =    The unit value at the close (highest) of the last day in the 30-day period.

Because of the charges and deductions imposed by the separate account, the yield for a subaccount of the separate account will be lower than the yield for its corresponding portfolio. The yield calculations do not reflect the effect of any premium taxes or surrender charges that may be applicable to a particular policy. Surrender charges range from 6% to 0% of the amount of premium payments withdrawn based on the number of years since the premium payment was made. However, surrender charges will not be assessed after the tenth policy year.

The yield on amounts held in the subaccounts of the separate account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.

Total Returns

PFL may from time to time also advertise or disclose total returns for one or more of the subaccounts of the separate account for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which PFL calculates on each business day based on the performance of the subaccount's underlying portfolio, and the deductions for the mortality and expense risk fee and the administrative charges. Total return calculations will reflect the effect of surrender charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                               P (1 + T)/N/ = ERV

Where:
T     =   The average annual total return net of subaccount recurring charges.
ERV   =   The ending redeemable value of the hypothetical account at the end of the period.
P     =   A hypothetical initial payment of $1,000.
N     =   The number of years in the period.

Other Performance Data

PFL may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format except that the surrender charge percentage will be assumed to be 0%.

PFL may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the surrender charge percentage will be 0%.

                               CTR = (ERV/P) -1

Where:
CTR   =   The cumulative total return net of subaccount recurring charges for the period.
ERV   =   The ending redeemable value of the hypothetical investment at the end of the period.
P     =   A hypothetical initial payment of $1,000.

All non-standardized performance data will only be advertised if the standardized performance data is also disclosed.

Adjusted Historical Performance Data

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the separate account commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the various portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of policy charges that are currently in effect.

                               PUBLISHED RATINGS

PFL may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Insurance Ratings Services, Moody's Investors Service and Duff & Phelps Credit Rating Co. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of PFL and they should not be considered as bearing on the investment performance of assets held in the separate account or of the safety or riskiness of an investment in the separate account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of PFL as measured by Standard & Poor's Insurance Ratings Services, Moody's Investors Service or Duff & Phelps Credit Rating Co. may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations such as debt or commercial paper obligations.

                            STATE REGULATION OF PFL

PFL is subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Division of Insurance. An annual statement in a prescribed form is filed with the Division of Insurance each year covering the operation of PFL for the preceding year and its financial condition as of the end of such year. Regulation by the Division of Insurance includes periodic examination to determine PFL's contract liabilities and reserves so that the Division may determine the items are correct. PFL's books and accounts are subject to review by the Division of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, PFL is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                ADMINISTRATION

PFL performs administrative services for the policies. These services include issuance of the policies, maintenance of records concerning the policies, and certain valuation services.

                              RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by PFL. As presently required by the 1940 Act and regulations promulgated thereunder, PFL will mail to all owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                         DISTRIBUTION OF THE POLICIES

The policies are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the policies is continuous and PFL does not anticipate discontinuing the offering of the policies, however, PFL reserves the right to do so.

AFSG Securities Corporation, an affiliate of PFL, is the principal underwriter of the policies and may enter into agreements with broker-dealers for the distribution of the policies. Distribution of the policies did not begin until the date of this SAI.

                                 VOTING RIGHTS

To the extent required by law, PFL will vote the underlying funds' shares held by the mutual fund account at regular and special shareholder meetings of the underlying funds in accordance with instructions received from persons having voting interests in the portfolios, although none of the underlying funds hold regular annual shareholder meetings. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result PFL determines that it is permitted to vote the underlying funds shares in its own right, it may elect to do so.

Before the annuity commencement date, you hold the voting interest in the selected portfolios. The number of votes that you have the right to instruct will be calculated separately for each subaccount. The number of votes that you have the right to instruct for a particular subaccount will be determined by dividing your policy value in the subaccount by the net asset value per share of the corresponding portfolio in which the subaccount invests. Fractional shares will be counted.

After the annuity commencement date, the person receiving annuity payments has the voting interest, and the number of votes decreases as annuity payments are made and as the reserves for the policy decrease. The person's number of votes will be determined by dividing the reserve for the policy allocated to the applicable subaccount by the net asset value per share of the corresponding portfolio. Fractional shares will be counted.

The number of votes that you or the person receiving income payments has the right to instruct will be determined as of the date established by the underlying fund for determining shareholders eligible to vote at the meeting of the underlying fund. PFL will solicit voting instructions by sending you, or other persons entitled to vote, written requests for instructions prior to that meeting in accordance with procedures established by the underlying fund. Portfolio shares as to which no timely instructions are received and shares held by PFL in which you, or other persons entitled to vote, have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all policies participating in the same subaccount.

Each person having a voting interest in a subaccount will receive proxy material, reports, and other materials relating to the appropriate portfolio.

                                OTHER PRODUCTS

PFL makes other variable annuity policies available that may also be funded through the separate account. These variable annuity policies may have different features, such as different investment choices or charges.

                               CUSTODY OF ASSETS

PFL holds assets of each of the subaccounts of the separate account. The assets of each of the subaccounts of the separate account are segregated and held separate and apart from the assets of the other subaccounts and from PFL's general account assets. PFL maintains records of all purchases and redemptions of shares of the underlying funds held by each of the subaccounts. Additional protection for the assets of the separate account is afforded by PFL's fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of PFL.

                                 LEGAL MATTERS

Sutherland Asbill & Brennan LLP, of Washington D.C. has provided legal advice to PFL relating to certain matters under the federal securities laws applicable to the issue and sale of the policies.

                             INDEPENDENT AUDITORS

The statutory-basis financial statements and schedules of PFL as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, included in this SAI have been audited by Ernst & Young LLP, Independent Auditors, Suite 3400, 801 Grand Avenue, Des Moines, Iowa 50309. There are no financial statements of the separate account because it had not commenced operations as of December 31, 1999.

                               OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the policies discussed in this SAI. Not all of the information set forth in the registration statement, amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                             FINANCIAL STATEMENTS

The values of the interest of owners in the separate account will be affected solely by the investment results of the selected subaccount(s). The financial statements of PFL, which are included in this SAI, should be considered only as bearing on the ability of PFL to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the separate account.

PART C    OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a)  Financial Statements

          All required financial statements are included in Part B of this Registration Statement.

     (b)  Exhibits:

          (1)  (a)       Resolution of the Board of Directors of PFL Life
                         Insurance Company authorizing establishment of the Mutual Fund Account. Note 4.

          (2)            Not Applicable.

          (3)  (a)       Principal Underwriting Agreement by and between PFL
                         Life Insurance Company, on its own behalf and on the behalf of the Mutual Fund Account, and AFSG Securities
                         Corporation. Note 4.

               (b) Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer. Note 4.

          (4)  (a)       Form of Policy.  Note 5.

          (5)  (a)       Form of Application.  Note 5.

          (6)  (a)       Articles of Incorporation of PFL Life Insurance
                         Company. Note 1.

               (b)       ByLaws of PFL Life Insurance Company.   Note 1.

          (7)            Not Applicable.

          (8)  (a)       Participation Agreement by and between Putnam Variable
                         Trust, Putnam Mutual Funds Corp. and PFL Life Insurance
                         Company. Note 2.

               (a)(1) Form of Amended Schedule A to Participation Agreement by and between Putnam Variable Trust, Putnam Mutual Funds Corp. and PFL Life Insurance Company. Note 4.

               (b) Form of Participation Agreement by and among First American Insurance Portfolios, Inc., First American Asset Management, a division of U.S. Bank National Association, and PFL Life Insurance Company. Note 4.

               (c) Participation Agreement by and between PFL Life Insurance Company and Federated Insurance Series. Note 3.

               (c)(1) Form of Amended Exhibit A and Exhibit B to Participation Agreement by and between PFL Life Insurance Company, Federated Insurance Series and Federated Securities Corp. Note 4.

          (9)            Opinion and Consent of Counsel.  Note 5.

          (10) (a)       Consent of Independent Auditors.  Note 5.

               (b)       Opinion and Consent of Actuary.   Note 5.

          (11)           Not applicable.

          (12)           Not applicable.

          (13)           Performance Data Calculations.  Note 5.

          (14)           Powers of Attorney. (P.S. Baird, C.D. Vermie, L.N.
                         Norman, B. Herbert, Jr., D.C. Kolsrud, R.J. Kontz, B.K. Clancy) Note 4.

Note 1. Incorporated by reference to the Initial Filing to Form N-4 Registration Statement (File No. 333-26209) on April 30, 1997.

Note 2. Incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-7509) on July 16, 1998.

Note 3. Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File No. 333-26209) on July 28, 1997.

Note 4.   Filed herewith

Note 5.   To be filed by Amendment.

Item 25. Directors and Officers of the Depositor (PFL Life Insurance Company)


Name and Business Address         Principal Positions and Offices with Depositor
-------------------------         ----------------------------------------------

Bart Herbert, Jr.                 Director, Chairman of the Board and
1111 N. Charles Street            Executive Vice President
Baltimore, MD 21201

Larry N. Norman                   Director and President
4333 Edgewood Road, N.E.
Cedar Rapids, Iowa 52499-0001

Patrick S. Baird                  Director, Senior Vice President and Chief
4333 Edgewood Road, N.E.          Operating Officer
Cedar Rapids, Iowa 52499-0001

Craig D. Vermie                   Director, Vice President, Secretary and
4333 Edgewood Road, N.E.          General Counsel
Cedar Rapids, Iowa 52499-0001

Douglas C. Kolsrud                Director, Senior Vice President, Chief
4333 Edgewood Road, N.E.          Investment Officer and Corporate Actuary
Cedar Rapids, Iowa 52499-0001

Robert J. Kontz                   Vice President and Corporate Controller
4333 Edgewood Road, N.E.
Cedar Rapids, Iowa 52499-0001

Brenda K. Clancy                  Vice President, Treasurer and Chief Financial
4333 Edgewood Road, N.E.          Officer
Cedar Rapids, Iowa 52499-0001

Item 26. Persons Controlled by or under Common Control With the Depositor or Registrant.

                                 Jurisdiction of    Percent of Voting
Name                              Incorporation     Securities Owned               Business
----                            ----------------    -----------------              ---------------------
AEGON N.V.                      Netherlands         51.16% of Vereniging           Holding company
                                                    AEGON Netherlands
                                                    Membership Association

Groninger Financieringen B.V.   Netherlands         100% AEGON N.V.                Holding company

AEGON Netherland N.V.           Netherlands         100% AEGON N.V.                Holding company

AEGON Nevak Holding B.V.        Netherlands         100% AEGON N.V.                Holding company

AEGON International N.V.        Netherlands         100% AEGON N.V.                Holding company

Voting Trust Trustees:          Delaware                                           Voting Trust
K.J.Storm
Donald J. Shepard H.B.
Van Wijk Dennis Hersch

AEGON U.S. Holding Corporation  Delaware            100% Voting Trust              Holding company

Short Hills Management Company  New Jersey          100% AEGON U.S.                Holding company
                                                    Holding Corporation

COPRA Reinsurance Company       New York            100% AEGON U.S.                Holding company
                                                    Holding Corporation

AEGON Management Company        Indiana             100% AEGON U.S.                Holding company
                                                    Holding Corporation

RCC North America Inc.          Delaware            100% AEGON U.S.                Holding company
                                                    Holding Corporation

AEGON USA, Inc.                 Iowa                100% AEGON U.S.                Holding company
                                                    Holding Corporation

Transamerica Holding Company    Delaware            100% AEGON USA, Inc.           Holding company

AEGON Funding Corp.             Delaware            100% Transamerica              Issue debt securities-net
                                                    Holding Corporation            proceeds used to make
                                                                                   loans to affiliates

First AUSA Life Insurance       Maryland            100% AEGON USA, Inc.           Insurance holding
Company                                                                            company

AUSA Life Insurance             New York            82.33% First AUSA Life         Insurance
Company, Inc.                                       Insurance Company
                                                    17.67% Veterans Life
                                                    Insurance Company

Life Investors Insurance        Iowa                100% First AUSA Life Ins. Co.  Insurance
Company of America


Life Investors Alliance, LLC    Delaware            100% LIICA                     Purchase, own, and
                                                                                   hold the equity
                                                                                   interest of other
                                                                                   entities

Great American Insurance        Iowa                100 % LIICA                    Marketing
Agency, Inc.

Bankers United Life             Iowa                100% Life Investors            Insurance
Assurance Company                                   Insurance Company of America


PFL Life Insurance Company      Iowa                100% First AUSA Life Ins. Co.  Insurance

AEGON Financial Services        Minnesota           100% PFL Life Insurance Co.    Marketing
Group, Inc.

AEGON Assignment Corporation    Kentucky            100% AEGON Financial           Administrator of
of Kentucky                                         Services Group, Inc.           structured
                                                                                   settlements


AEGON Assignment Corporation    Illinois            100% AEGON Financial           Administrator of
                                                    Services Group, Inc.           structured
                                                                                   settlements

Southwest Equity Life Ins. Co.  Arizona             100% of Common Voting Stock    Insurance
                                                    First AUSA Life Ins. Co.

Iowa Fidelity Life Insurance    Arizona             100% of Common Voting Stock    Insurance
 Co.                                                First AUSA Life Ins. Co.

Western Reserve Life            Ohio                100% First AUSA Life Ins. Co.  Insurance
 Assurance Co. of Ohio

WRL Series Fund, Inc.           Maryland            Various                        Mutual fund

WRL Investment Services, Inc.   Florida             100% Western Reserve Life      Provides
                                                    Assurance Co. of Ohio          administration for
                                                                                   affiliated mutual
                                                                                   fund

WRL Investment                  Florida             100% Western Reserve Life      Registered
Management, Inc.                                    Assurance Co. of Ohio          Investment advisor


ISI Insurance Agency, Inc.      California          100% Western Reserve Life      Insurance agency
and Subsidiaries                                    Assurance Co. of Ohio


ISI Insurance Agency            Alabama             100% ISI Insurance Agency,     Insurance agency
of Alabama, Inc.                                    Inc.


ISI Insurance Agency            Ohio                100% ISI Insurance Agency,     Insurance agency
of Ohio, Inc.                                       Inc.


ISI Insurance Agency            Massachusetts      100% ISI Insurance Agency,      Insurance agency
of Massachusetts, Inc.                             Inc.

ISI Insurance Agency            Texas              100% ISI Insurance Agency,      Insurance agency
of Texas, Inc.                                     Inc.

ISI Insurance Agency            Hawaii             100% ISI Insurance Agency,      Insurance agency
of Hawaii, Inc.                                    Inc.

ISI Insurance Agency            New Mexico         100% ISI Insurance Agency,      Insurance agency
of New Mexico, Inc.                                Inc.

AEGON Equity Group, Inc.        Florida            100% Western Reserve Life       Insurance agency
                                                   Assurance Co. of Ohio

Monumental General Casualty     Maryland           100% First AUSA Life Ins. Co.   Insurance
Co.

United Financial Services,      Maryland           100% First AUSA Life Ins. Co.   General agency
Inc.

Bankers Financial Life Ins.     Arizona            100% First AUSA Life Ins. Co.   Insurance
Co.

The Whitestone Corporation      Maryland           100% First AUSA Life Ins. Co.   Insurance agency

Cadet Holding Corp.             Iowa               100% First AUSA Life Ins. Co.   Holding company

Monumental General Life         Puerto Rico        51% First AUSA Life             Insurance
Insurance Company of                               Insurance Company
Puerto Rico                                        49% Baldrich & Associates
                                                   of Puerto Rico

AUSA Holding Company            Maryland           100% AEGON USA, Inc.            Holding company

Monumental General Insurance    Maryland           100% AUSA Holding Co.           Holding company
Group, Inc.

Trip Mate Insurance Agency,     Kansas             100% Monumental General         Sale/admin. of
Inc.                                               Insurance Group, Inc.           travel insurance

Monumental General              Maryland           100% Monumental General         Provides management
Administrators, Inc.                               Insurance Group, Inc.           srvcs. to
                                                                                   unaffiliated third
                                                                                   party administrator


Executive Management and        Maryland           100% Monumental General         Provides actuarial
Consultant Services, Inc.                          Administrators, Inc.            consulting services

Monumental General Mass         Maryland           100% Monumental General         Marketing arm for
 Marketing, Inc.                                   Insurance Group, Inc.           sale of mass
                                                                                   marketed insurance
                                                                                   coverage

AUSA Financial Markets, Inc.    Iowa               100% AUSA Holding Co.           Marketing

Transamerica Capital, Inc.      California         100% AUSA Holding Co.           Broker/Dealer

Endeavor Management Company     California         100% AUSA Holding Co.           Investment Management

Universal Benefits Corporation  Iowa               100% AUSA Holding Co.           Third party
                                                                                   administrator

Investors Warranty of           Iowa               100% AUSA Holding Co.           Provider of
America, Inc.                                                                      automobile extended
                                                                                   maintenance contracts

Massachusetts Fidelity Trust    Iowa               100% AUSA Holding Co.           Trust company
Co.

Money Service, Inc.             Delaware           100% AUSA Holding Co.           Provides financial
                                                                                   counseling for
                                                                                   employees and agents
                                                                                   of affiliated
                                                                                   companies

ADB Corporation                 Delaware           100% Money Services, Inc.       Special purpose
                                                                                   limited Liability
                                                                                   company

ORBA Insurance Services, Inc.   California         10.56% Money Services, Inc.     Insurance agency

Zahorik Company, Inc.           California         100% AUSA Holding Co.           Broker-Dealer

ZCI, Inc.                       Alabama            100% Zahorik Company, Inc.      Insurance agency

Zahorik Texas, Inc.             Texas              100% Zahorik Company, Inc.      Insurance agency

Long, Miller & Associates,      California         33-1/3% AUSA Holding Co.        Insurance agency
L.L.C.

AEGON Asset Management          Delaware           100% AUSA Holding Co.           Registered
Services, Inc.                                                                     investment advisor

InterSecurities, Inc.           Delaware           100% AUSA Holding Co.           Broker-Dealer

Associated Mariner Financial    Michigan           100% InterSecurities, Inc.      Holding company/
Group, Inc.                                                                        management services

Associated Mariner Ins. Agency  Massachusetts      100% Associated Mariner         Insurance agency
of Massachusetts, Inc.                             Agency, Inc.

Associated Mariner Agency       Ohio               100% Associated Mariner         Insurance agency
Ohio, Inc.                                         Agency, Inc.

Associated Mariner Agency       Texas              100% Associated Mariner         Insurance agency
Texas, Inc.                                        Agency, Inc.

Idex Investor Services, Inc.    Florida            100% AUSA Holding Co.           Shareholder services

Idex Management, Inc.           Delaware           100% AUSA Holding Co.           Investment advisor

IDEX Mutual Funds               Massachusetts    Various                          Mutual fund

Diversified Investment          Delaware         100% AUSA Holding Co.            Registered investment
Advisor, Inc.                                                                     advisor

Diversified Investors           Delaware         100% Diversified Investment      Broker-Dealer
 Securities Corp.                                Advisors, Inc.

George Beram & Company, Inc.    Massachusetts    100% Diversified Investment      Employee benefit and
                                                 Advisors, Inc.                   actuarial consulting

AEGON USA Securities, Inc.      Iowa             100% AUSA Holding Co.            Broker-Dealer
                                                                                  (De-registered)

Creditor Resources, Inc.        Michigan         100% AUSA Holding Co.            Credit insurance

CRC Creditor Resources          Canada           100% Creditor Resources, Inc.    Insurance agency
Canadian Dealer Network Inc.

Weiner Agency, Inc.             Maryland         100% Creditor Resources, Inc.    Insurance agency

AEGON USA Investment            Iowa             100% AUSA Holding Co.            Investment advisor
Management, Inc.

AEGON USA Realty                Iowa             100% AUSA Holding Co.            Provides real estate
Advisors, Inc.                                                                    administrative and
                                                                                  real estate investment

AEGON USA Real Estate           Delaware         100% AEGON USA Realty            Real estate and
Services, Inc.                                   Advisors, Inc.                   mortgage holding
                                                                                  company

QSC Holding, Inc.               Delaware         100% AEGON USA Realty            Real estate and
                                                 Advisors, Inc.                   financial software
                                                                                  production and sales

LRA, Inc.                       Iowa             100% AEGON USA Realty            Real estate counseling
                                                 Advisors, Inc.

Landauer Associates, Inc.       Delaware         100% AEGON USA Realty            Real estate counseling
                                                 Advisors, Inc.

Landauer Realty Associates,     Texas            100% Landauer Associates, Inc.   Real estate counseling
Inc.

Realty Information Systems,     Iowa             100% AEGON USA Realty            Information Systems
Inc.                                             Advisors, Inc.                   for real estate
                                                                                  investment management

USP Real Estate Investment      Iowa             12.89% First AUSA Life Ins. Co.  Real estate
Trust                                            13.11% PFL Life Ins. Co.         investment trust
                                                 4.86% Bankers United Life
                                                 Assurance Co.

RCC Properties Limited          Iowa             AEGON USA Realty Advisors,       Limited Partnership
Partnership                                      Inc. is General Partner and 5%
                                                 owner.

Commonwealth General            Delaware         100% AEGON USA, Inc.             Holding company
Corporation ("CGC")

AFSG Securities Corporation     Pennsylvania     100% CGC                         Broker-Dealer

Benefit Plans, Inc.             Delaware         100% CGC                         TPA for Peoples
                                                                                  Security Life
                                                                                  Insurance Company

Durco Agency, Inc.              Virginia         100% Benefit Plans, Inc.         General agent

Capital 200 Block Corporation   Delaware         100% CGC                         Real estate holdings

Capital Real Estate             Delaware         100% CGC                         Furniture and
Development Corporation                                                           Equipment lessor

Commonwealth General            Kentucky         100% CGC                         Administrator of
Assignment Corporation                                                            structured settlements

Diversified Financial           Delaware         100% CGC                         Provider of
Products Inc.                                                                     investment, marketing
                                                                                  and admin. services
                                                                                  to ins. cos.

Monumental Agency Group, Inc.   Kentucky         100% CGC                         Provider of services
                                                                                  to insurance  companies

PB Investment Advisors, Inc.    Delaware         100% CGC                         Registered investment
                                                                                  advisor (de-registered)

Southlife, Inc.                 Tennessee        100% CGC                         Investment subsidiary

Commonwealth General LLC        Turks &          100% CGC                         Special-purpose
                                Caicos Islands                                    subsidiary

Ampac Insurance Agency, Inc.    Pennsylvania     100% CGC                         Provider of management
(EIN 23-1720755)                                                                  support services

Compass Rose Development        Pennsylvania     100% Ampac Insurance             Special-purpose
Corporation                                      Agency, Inc.                     subsidiary


Financial Planning Services,    Dist. Columbia   100% Ampac Insurance             Special-purpose
Inc.                                             Agency, Inc.                     subsidiary

Frazer Association              Illinois         100% Ampac Insurance             TPA license-holder
Consultants, Inc.                                Agency, Inc.

National Home Life Corporation  Pennsylvania     100% Ampac Insurance             Special-purpose
                                                 Agency, Inc.                     subsidiary

Valley Forge Associates, Inc.    Pennsylvania          100% Ampac Insurance             Furniture & equipment
                                                       Agency, Inc.                     lessor

Veterans Benefit Plans, Inc.     Pennsylvania          100% Ampac Insurance             Administrator of group
                                                       Agency, Inc.                     insurance programs

Veterans Insurance Services,     Delaware              100% Ampac Insurance             Special-purpose
Inc.                                                   Agency, Inc.                     subsidiary

Academy Insurance Group, Inc.    Delaware              100% CGC                         Holding company

Academy Life Insurance Co.       Missouri              100% Academy Insurance           Insurance company
                                                       Group, Inc.

Pension Life Insurance           New Jersey            100% Academy Life                Insurance company
Company of America                                     Insurance Company

FED Financial, Inc.              Delaware              100% Academy Insurance           Special-purpose
                                                       Group, Inc.                      subsidiary

Ammest Development Corp. Inc.    Kansas                100% Academy Insurance           Special-purpose
                                                       Group, Inc.                      subsidiary

Ammest Insurance Agency, Inc.    California            100% Academy Insurance           General agent
                                                       Group, Inc.

Ammest Massachusetts             Massachusetts         100% Academy Insurance           Special-purpose
Insurance Agency, Inc.                                 Group, Inc.                      subsidiary

Ammest Realty, Inc.              Pennsylvania          100% Academy Insurance           Special-purpose
                                                       Group, Inc.                      subsidiary

Ampac, Inc.                      Texas                 100% Academy Insurance           Managing general agent
                                                       Group, Inc.

Ampac Insurance Agency, Inc.     Pennsylvania          100% Academy Insurance           Special-purpose
(EIN 23-2364438)                                       Group, Inc.                      subsidiary

Force Financial Group, Inc.      Delaware              100% Academy Insurance           Special-purpose
                                                       Group, Inc.                      subsidiary

Force Financial Services, Inc.   Massachusetts         100% Force Financial Group,      Special-purpose
                                                       Inc.                             subsidiary

Military Associates, Inc.        Pennsylvania          100% Academy Insurance           Special-purpose
                                                       Group, Inc.                      subsidiary

NCOAA Management Company         Texas                 100% Academy Insurance           Special-purpose
                                                       Group, Inc.                      subsidiary

NCOA Motor Club, Inc.           Georgia          100% Academy Insurance          Automobile club
                                                 Group, Inc.

Unicom Administrative           Pennsylvania     100% Academy Insurance           Provider of admin.
Services, Inc.                                   Group, Inc.                      services


Unicom Administrative           Germany          100% Unicom Administrative       Provider of admin.
Services, GmbH                                   Services, Inc.                   services


Capital General Development     Delaware         100% CGC                         Holding company
Corporation

Monumental Life                 Maryland         73.33% Capital General           Insurance company
Insurance Company                                Development Company
                                                 26.77% First AUSA Life
                                                 Insurance Company

AEGON Special Markets           Maryland         100% Monumental Life             Marketing company
Group, Inc.                                      Insurance Company

Peoples Benefit Life            Missouri         3.7% CGC                         Insurance company
Insurance Company                                20.0% Capital Liberty, L.P.
                                                 76.3% Monumental Life
                                                 Insurance Company

Veterans Life Insurance Co.     Illinois         100% Peoples Benefit             Insurance company
                                                 Life Insurance Company

Peoples Benefit Services, Inc.  Pennsylvania     100% Veterans Life Insurance     Special-purpose
                                                 Company                          subsidiary

Coverna Direct Insurance        Maryland         100% Peoples Benefit             Insurance agency
Services, Inc.                                   Life Insurance Company

Ammest Realty Corporation       Texas            100% Monumental Life             Special-purpose
                                                 Insurance Company                subsidiary

JMH Operating Company, Inc.     Mississippi      100% Monumental Life             Real estate holdings
                                                 Insurance Company

Capital Liberty, L.P.           Delaware         99.0% Monumental Life            Holding company
                                                 Insurance Company
                                                 1.0% CGC

Transamerica Corporation        Delaware         100% AEGON NV                    Major interest in
                                                                                  insurance and finance

Transamerica Pacific            Hawaii           100% Transamerica Corp.          Life insurance
Insurance Company, Ltd.

TREIC Enterprises, Inc.         Delaware         100% Transamerica Corp.          Investments

ARC Reinsurance Corporation     Hawaii           100% Transamerica Corp.          Property & Casualty
                                                                                  Insurance

Transamerica Management, Inc.   Delaware         100% ARC Reinsurance Corp.       Asset management

Inter-America Corporation       California       100% Transamerica Corp.          Insurance Broker

Pyramid Insurance Company,      Hawaii           100% Transamerica Corp.          Property & Casualty
Ltd.                                                                              Insurance

Pacific Cable Ltd.              Bmda.            100% Pyramid Insurance           Sold 25% of TC Cable,
                                                 Company, Ltd.                    Inc. stock in 1998

Transamerica Business Tech      Delaware         100% Transamerica Corp.          Telecommunications
 Corp.                                                                            and data processing

Transamerica CBO I, Inc.        Delaware         100% Transamerica Corp.          Owns and manages a
                                                                                  pool of high-yield
                                                                                  bonds

Transamerica Corporation        Oregon           100% Transamerica Corp.          Name holding only -
(Oregon)                                                                          Inactive

Transamerica Finance Corp.      Delaware         100% Transamerica Corp.          Commercial & Consumer
                                                                                  Lending & equipment
                                                                                  leasing

TA Leasing Holding Co., Inc.    Delaware         100% Transamerica Finance Corp.  Holding company

Trans Ocean Ltd.                Delaware         100% TA Leasing Holding Co.      Holding company
                                                 Inc.

Trans Ocean Container Corp.     Delaware         100% Trans Ocean Ltd.            Intermodal leasing
("TOCC")

SpaceWise Inc.                  Delaware         100% TOCC                        Intermodal leasing

Trans Ocean Container           Delaware         100% TOCC                        Intermodal leasing
Finance Corp.

Trans Ocean Leasing             Germany          100% TOCC                        Intermodal leasing
Deutschland GmbH

Trans Ocean Leasing PTY Ltd.    Austria          100% TOCC                        Intermodal leasing

Trans Ocean Management S.A.     Switzerland      100% TOCC                        Intermodal lesing

Trans Ocean Regional            California       100% TOCC                        Holding company
Corporate Holdings

Trans Ocean Tank Services       Delaware         100% TOCC                        Intermodal leasing
Corp.

Transamerica Leasing Inc.       Delaware         100% TA Leasing Holding Co.      Leases & Services
                                                                                  intermodal equipment

Transamerica Leasing Holdings   Delaware         100% Transamerica Leasing Inc.   Holding company
Inc. ("TLHI")

Greybox Logistics Services      Delaware         100% TLHI                        Intermodal leasing
Inc.

Greybox L.L.C.                  Delaware         100% TLHI                        Intermodal freight
                                                                                  container interchange
                                                                                  facilitation service

Transamerica Trailer            France           100% Greybox L.L.C.              Leasing
Leasing S.N.C.

Greybox Services Limites        U.K.             100% TLHI                        Intermodal leasing

Intermodal Equipment, Inc.      Delaware         100% TLHI                        Intermodal leasing

Transamerica Leasing N.V.       Belg.            100% Intermodal Equipment Inc.   Leasing

Transamerica Leasing SRL        Italy            100% Intermodal Equipment Inc.   Leasing

Transamerica Distribution       Delaware         100% TLHI                        Provided door-to-door
Services, Inc.                                                                    services for the domestic
                                                                                  transportation of
                                                                                  temperature-sensitive
                                                                                  products

Transamerica Leasing            Belg.            100% TLHI                        Leasing
Coordination Center

Transamerica Leasing do         Braz.            100% TLHI                        Container Leasing
Brasil Ltda.

Transamerica Leasing GmbH       Germany          100% TLHI                        Leasing

Transamerica Leasing Limited    U.K.             100% TLHI                        Leasing

ICS Terminals (UK) Limited      U.K.             100% Transamerica Leasing        Leasing
                                                 Limited

Transamerica Leasing Pty. Ltd.  Australia        100% TLHI                        Leasing

Transamerica Leasing (Canada)   Canada           100% TLHI                        Leasing
Inc.

Transmerica Leasing (HK) Ltd.   H.K.             100% TLHI                        Leasing

Transamerica Leasing            S. Africa        100% TLHI                        Intermodal leasing
(Proprietary) Limited

Transamerica Tank Container     Australia        100% TLHI                        The Australian
Leasing Pty. Limited                                                              (domestic) leasing of
                                                                                  tank containers

Transamerica Trailer Holdings   Delaware         100% TLHI                        Holding company
I Inc.

Transamerica Trailer Holdings      Delaware         100% TLHI                        Holding company
II Inc.

Transamerica Trailer Holdings      Delaware         100% TLHI                        Holding company
III Inc.

Transamerica Trailer Leasing       Swed.            100% TLHI                        Leasing
AB

Transamerica Trailer Leasing       Swetzerland      100% TLHI                        Leasing
AG

Transamerica Trailer Leasing       Denmark          100% TLHI                        Leasing
A/S

Transamerica Trailer Leasing       Germany          100% TLHI                        Leasing
GmbH

Transamerica Trailer Leasing       Belgium          100% TLHI                        Leasing
(Belgium) N.V.

Transamerica Trailer Leasing       Netherlands      100% TLHI                        Leasing
(Netherlands) B.V.

Transamerica Trailer Spain         Spain            100% TLHI                        Leasing
S.A.

Transamerica Transport Inc.        New Jersey       100% TLHI                        Dormant

Transamerica Commercial            Delaware         100% Transamerica Finance Corp.  Holding company for
Finance Corporation, I                                                               commercial/consumer
("TCFCI")                                                                            finance subsidiaries

Transamerica Equipment             Delaware         100% TCFCI
Financial Services
Corporation

BWAC Credit Corporation            Delaware         100% TCFCI

BWAC International Corporation     Delaware         100% TCFCI

BWAC Twelve, Inc.                  Delaware         100% TCFCI                       Holding company for
                                                                                     premium finance
                                                                                     subsidiaries

TIFCO Lending Corporation          Illinois         100% BWAC Twelve, Inc.           General financing &
                                                                                     other services in the
                                                                                     US & elsewhere

Transamerica Insurance             Maryland         100% BWAC Twelve, Inc.           Provides insurance
Finance Corporation ("TIFC")                                                         premium financing in
                                                                                     the US with the
                                                                                     exception of CA and HI

Transamerica Insurance             Maryland         100% TIFC                   Provides insurance
Finance Company (Europe)                                                        premium financing in
                                                                                California

Transamerica Insurance             California       100% TIFC                   Disability insurance
Finance Corporation,                                                            & holding co. for
California                                                                      various insurance
                                                                                subsidiaries of
                                                                                Transamerica Corporation

Transamerica Insurance             ON               100% TIFC                   Provides insurance
Finance Corporation, Canada                                                     premium financing in
                                                                                Canada

Transamerica Business Credit       Delaware         100% TCFCI                  Provides asset based
Corporation ("TBCC")                                                            lending, leasing &
                                                                                equipment financing

Transamerica Mezzanine             Delaware         100% TBCC                   Holds investments in
Financing, Inc.                                                                 several joint
                                                                                ventures/partnerships


Transamerica Business              Delaware         100% TBCC
Advisory Group

Bay Capital Corporation            Delaware         100% TBCC                   Special purpose
                                                                                company for the
                                                                                purchase of real
                                                                                estate tax liens

Coast Funding Corporation          Delaware         100% TBCC                   Special purpose
                                                                                company for the
                                                                                purchase of real
                                                                                estate tax liens

Transamerica Small Business        Delaware         100% TBCC
Capital, Inc. ("TSBC")

Emergent Business Capital          Delaware         100% TSBC
Holdings, Inc.

Gulf Capital Corporation           Delaware         100% TBCC                   Special purpose
                                                                                company for the
                                                                                purchase of real
                                                                                estate tax liens

Direct Capital Equity              Delaware         100% TBCC                   Small business loans
Investment, Inc.

TA Air East, Corp.              Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air I, Corp.                 Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air II, Corp.                Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air III, Corp.               Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air IV, Corp.                Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air V, Corp.                 Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air VI, Corp.                Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air VII, Corp.               Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air VIII, Corp.              Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air IX, Corp.                Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air X, Corp.                 Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air XI, Corp.                Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air XII, Corp.               Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air XIII, Corp.              Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air XIV, Corp.               Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Air XV, Corp.                Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

TA Marine I, Corp.              Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases barges or ships

TA Marine II, Corp.             Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases barges or ships

TBC I, Inc.                     Delaware         100% TBCC                        Special purpose corp.

TBC II, Inc.                    Delaware         100% TBCC                        Special purpose corp.

TBC III, Inc.                   Delaware         100% TBCC                        Special purpose corp.

TBC IV, Inc.                    Delaware         100% TBCC                        Special purpose corp.

TBC V, Inc.                     Delaware         100% TBCC                        Special purpose corp.

TBC VI, Inc.                    Delaware         100% TBCC                        Special purpose corp.

TBC Tax I, Inc.                 Delaware         100% TBCC                        Special purpose co.
                                                                                  for the purchase of
                                                                                  real estate tax lien

TBC Tax II, Inc.                Delaware         100% TBCC                        Special purpose co.
                                                                                  for the purchase of
                                                                                  real estate tax lien

TBC Tax III, Inc.               Delaware         100% TBCC                        Special purpose co.
                                                                                  for the purchase of
                                                                                  real estate tax lien

TBC Tax IV, Inc.                Delaware         100% TBCC                        Special purpose co.
                                                                                  for the purchase of
                                                                                  real estate tax lien

TBC Tax V, Inc.                 Delaware         100% TBCC                        Special purpose co.
                                                                                  for the purchase of
                                                                                  real estate tax lien

TBC Tax VI, Inc.                Delaware         100% TBCC                        Special purpose co.
                                                                                  for the purchase of
                                                                                  real estate tax lien

TBC Tax VII, Inc.               Delaware         100% TBCC                        Special purpose co.
                                                                                  for the purchase of
                                                                                  real estate tax lien

TBC Tax VIII, Inc.              Delaware         100% TBCC                        Special purpose co.
                                                                                  for the purchase of
                                                                                  real estate tax lien

TBC Tax IX, Inc.                Delaware         100% TBCC                        Special purpose co.
                                                                                  for the purchase of
                                                                                  real estate tax lien

The Plain Company               Delaware         100% TBCC                        Special purpose corp.
                                                                                  which hold an
                                                                                  ownership interest or
                                                                                  leases aircraft

Transamerica Distribution       Delaware         100% TCFCI                       Holding corp. for
Finance Corporation ("TDFC")                                                      inventory, comm. leasing,
                                                                                  retail finance comm.
                                                                                  recovery service and
                                                                                  accounts

Transamerica Accounts Holding   Delaware         100% TDFC
Corp.

Transamerica Commercial         Delaware         100% TDFC                        Wholesale floor plan
Finance Corporation ("TCFC")                                                      for appliances,
                                                                                  electronics, computers,
                                                                                  office equip. and marine
                                                                                  equipment

Transamerica Acquisition        Canada           100% TCFC                        Holding company
Corporation, Canada

Transamerica Distribution       Delaware         100% TCFC
Finance Corporation -
Overseas, Inc. ("TDFCO")

TDF Mauritius Limited           Mauritius        100% TDFCO                       Mauritius holding
                                                                                  company of our Indian
                                                                                  Joint Venture

Inventory Funding Trust         Delaware         100% TCFC

Inventory Funding Company, LLC  Delaware         100% Inventory Funding Trust

TCF Asset Management            Colorado         100% TCFC                        A depository for
Corporation                                                                       foreclosed real
                                                                                  personal property

Transamerica Joint Ventures,       Delaware         100% TCFC                        To enter into general
Inc.                                                                                 partnerships for the
                                                                                     ownership of comm. &
                                                                                     finance business

Transamerica Inventory             Delaware         100% TDFC                        Holding company for
Finance Corporation ("TIFC")                                                         inventory finance
                                                                                     subsidiaries

Transamerica GmbH, Inc.            Delaware         100% TIFC                        Commercial lending in
                                                                                     Germany

Transamerica                       Netherlands      100% Trans. GmbH, Inc.           Commercial lending in
Fincieringsmaatschappij B.V.                                                         Europe

BWAC Seventeen, Inc.               Delaware         100% TIFC                        Holding company for
                                                                                     principal Canadian
                                                                                     operation, Transamerica
                                                                                     Comm. Finance Corp.,
                                                                                     Canada

Transamerica Commercial            ON               100% BWAC Seventeen, Inc.        Shell corp. - Dormant
Finance Canada, Limited

Transamerica Commercial            Canada           100% BWAC Seventeen, Inc.        Commercial finance
Finance Corporation, Canada

BWAC Twenty-One, Inc.              Delaware         100% TIFC                        Holding co. for United
                                                                                     Kingdom operation,
                                                                                     Transamerica Comm.
                                                                                     Finance Limited

Transamerica Commercial            U.K.             100% BWAC Twenty-One Inc.        Commercial lending in
Finance Limited ("TCFL")                                                             the United Kingdom

Whirlpool Financial                                 100% TCFL                        Inactive commercial
Corporation Polska Spozoo                                                            finance company in Poland

Transamerica Commercial            U.K.             100% BWAC Twenty-One Inc.        Holding company
Holdings Limited

Transamerica Commercial            France           100% BWAC Twenty-One Inc.        Carries out factoring
Finance France S.A.                                                                  transactions in France &
                                                                                     abroad

Transamerica GmbH Inc.             Delaware         100% BWAC Twenty-One Inc.        Holding co. for
                                                                                     Transamerica
                                                                                     Financieringsmaatschappij B.V.

Transamerica Retail Financial      Delaware         100% TIFC                        Provides retail
Services Corporation                                                                 financing
("TRFSC")

Transamerica Bank, NA              Delaware         100% TRFSC                       Bank (Credit Cards)

Transamerica Consumer Finance      Delaware         100% TRFSC                       Consumer finance
Holding Company ("TCFHC")                                                            holding company

Transamerica Mortgage Company      Delaware         100% TCFHC                       Consumer mortgages

Transamerica Consumer              Delaware         100% TCFHC                       Securitization company
Mortgage Receivables Company

Metropolitan Mortgage Company      Florida          100% TCFHC                       Consumer mortgages

Easy Yes Mortgage, Inc.            Florida          100% Metropolitan Mtg. Co.       No active business/Name
                                                                                     holding only

Easy Yes Mortgage, Inc.            Georgia          100% Metropolitan Mtg. Co.       No active business/Name
                                                                                     holding only

First Florida Appraisal            Georgia          100% Metropolitan Mtg. Co.       Appraisal and
Services, Inc.                                                                       inspection services

First Georgia Appraisal            Georgia          100% First FL App. Srvc, Inc.    Appraisal services
Services, Inc.

Freedom Tax Services, Inc.         Florida          100%. Metropolitan Mtg. Co.      Property tax
                                                                                     information services

J.J. & W. Advertising, Inc.        Florida          100% Metropolitan Mtg. Co.       Advertising and
                                                                                     marketing services

J.J. & W. Realty Corporation       Florida          100% Metropolitan Mtg. Co.       To hold problem REO
                                                                                     properties

Liberty Mortgage Company of        Florida          100% Metropolitan Mtg. Co.       No active business/Name
Ft. Myers, Inc.                                                                      holding only

Metropolis Mortgage Company        Florida          100% Metropolitan Mtg. Co.       No active business/Name
                                                                                     holding only

Perfect Mortgage Company           Florida          100% Metropolitan Mtg. Co.       No active business/Name
                                                                                     holding only

Transamerica Vendor Financial      Delaware         100% TDFC                        Provides commercial
Service                                                                              lease

Transamerica Distribution                           100% TCFCI
Finance Corporation de
Mexico ("TDFCM")

TDF de Mexico                      Mexico              100% TDFCM

Transamerica Corporate                                 100% TDFCM
Services
De Mexico

Transamerica Home Loan             California          100% TFC                                Consumer mortgages

Transamerica Lending Company       Delaware            100% TFC                                Consumer lending

Transamerica Financial             California          100% Transamerica Corp.                 Service investments
Products, Inc.

Transamerica Insurance             California          100% Transamerica Corp.                 Provides insurance
Corporation of California                                                                      premium financing in
("TICC")                                                                                       California

Arbor Life Insurance Company       Arizona             100% TICC                               Life insurance,
                                                                                               disability insurance

Plaza Insurance Sales Inc.         California          100% TICC                               Casualty insurance
                                                                                               placement

Transamerica Advisors, Inc.        California          100% TICC                               Retail sale of
                                                                                               investment advisory
                                                                                               services

Transamerica Annuity Services      New Mexico          100% TICC                               Performs services
Corp.                                                                                          required for structured
                                                                                               settlements

Transamerica Financial             Delaware            100% TICC                               Retail sale of
Resources, Inc.                                                                                securities products

Financial Resources Insurance      Texas               100% Transamerica Fin. Res.             Retail sale of
Agency of Texas                                                                                securities products

TBK Insurance Agency               Ohio                100% Transamerica Fin. Res.             Variable insurance
of Ohio, Inc.                                                                                  contract sales in state
                                                                                               of Ohio


Transamerica Financial             Alabama             100% Transamerica Fin. Res.             Insurance agent & broker
Resources Agency of Alabama,
Inc.

Transamerica Financial             Massachusetts       100% Transamerica Fin. Res.             Insurance agent & broker
Resources Ins. Agency of
Massachusetts, Inc.

Transamerica International         Delaware            100% TICC                               Holding & administering
Insurance Services, Inc.                                                                       foreign operations
("TIIS")

Home Loans and Finance Ltd.        U.K.                100% TIIS                               Inactive

Transamerica Occidental Life       California          100% TICC                               Licensed in all forms
Insurance Company ("TOLIC")                                                                    of life insurance,
                                                                                               accident and sickness
                                                                                               insurance

NEF Investment Company             California          100% TOLIC                    Real estate development

Transamerica Life Insurance        N. Carolina         100% TOLIC                    Writes life and pension
and Annuity Company ("TLIAC")                                                        insurance originally
                                                                                     incorporated in CA
                                                                                     April 14, 1966

Transamerica Assurance Company     Missouri            100% TLIAC                    Life and disability
                                                                                     insurance

Gemini Investments, Inc.           Delaware            100% TLIAC                    Investment subsidiary

Transamerica Life Insurance        Canada              100% TOLIC                    Sells individual life
Company of Canada                                                                    insurance & investment
                                                                                     products in all
                                                                                     provinces and
                                                                                     territories of Canada

Transamerica Life Insurance        New York            100% TOLIC                    Licensed in NY to
Company of New York                                                                  market life insurance,
                                                                                     annuities and health
                                                                                     insurance

Transamerica South Park            Delaware            100% TOLIC                    Provide market analysis
Resources, Inc.                                                                      of certain undeveloped
                                                                                     land holdings held by
                                                                                     TOLIC

Transamerica Variable              Maryland            100% TOLIC                    Mutual Fund
Insurance Fund, Inc.

USA Administration Services,       Kansas              100% TOLIC                    Third party
Inc. administrator

Transamerica Products, Inc.        California          100% TICC                     Parent co. of various
                                                                                     subsidiary corp. which
                                                                                     are formed to be
                                                                                     co-general partners of
                                                                                     proprietary limited

Transamerica Securities Sales      Maryland            100% Transamerica Prod. Inc.  Retail sale of the
Corp.                                                                                variable life ins. and
                                                                                     variable annuity products
                                                                                     of the Transamerica life
                                                                                     companies

Transamerica Service Company       Delaware            100% Transamerica Prod. Inc.  Passive loss tax
                                                                                     service for Lloyd's
                                                                                     U.S. names

Transamerica Intellitech, Inc.     Delaware            100% TICC                     Real estate information
                                                                                     and technology services

Transamerica International         Delaware            100% TICC                     Investments
Holdings, Inc.

Transamerica Investment            Delaware            100% TICC                     Investment adviser
Services, Inc.

Transamerica Income Shares,        Maryland            100% Trans. Invest. Srvc.     Transamerica investment
Inc.                                                   Inc.                          services

Transamerica LP Holdings Corp.     Delaware            100% TICC                     Limited partnership
                                                                                     investment (initial
                                                                                     limited partner of
                                                                                     Transamerica Delaware, L.P.)

Transamerica Real Estate Tax       N/A                 100% TICC                     Real estate tax reporting
Service (A Division of                                                               and processing services
Transamerica Corp)

Transamerica Realty Services,      Delaware            100% TICC                     Responsible for real
Inc.                                                                                 estate investments for
                                                                                     Transamerica

Bankers Mortgage Company of CA     California          100% Transamerica Realty      Holds bank account and
                                                       Service                       owns certain residual
                                                                                     investments in certain
                                                                                     French real estate
                                                                                     projects which are
                                                                                     managed special purpose
                                                                                     company for the
                                                                                     purchase of real estate
                                                                                     tax liens

Pyramid Investment Corporation     Delaware            100% Transamerica Realty      Owns office buildings
                                                       Service                       in San Francisco and
                                                                                     other properties

The Gilwell Company                California          100% Transamerica Realty      Ground lessee of 517
                                                       Service                       Washington Street, San
                                                                                     Francisco

Transamerica Affordable            California          100% Transamerica Realty      Owns general
Housing, Inc.                                          Services                      partnership interests
                                                                                     in low-income housing
                                                                                     tax credit partnerships

Transamerica Minerals Company      California          100% Transamerica Realty      Owner and lessor of oil
                                                       Services                      and gas properties

Transamerica Oakmont               California          100% Transamerica Realty      General partner in
Corporation                                            Services                      Transamerica/Oakmont
                                                                                     Retirement Associates

Transamerica Senior                Delaware            100% TICC                     Owns congregate care
Properties, Inc.                                                                     and assisted living
                                                                                     retirement properties

Transamerica Senior Living,        Delaware            100% Trans. Sr. Prop. Inc.    Manages congregate care
Inc.                                                                                 and assisted living
                                                                                     retirement properties


Item 27.    Number of Contract Owners

As of December 31, 1999, there were no Contract owners.

Item 28.    Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive
                                --------
indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.    Principal Underwriters

     AFSG Securities Corporation
     4333 Edgewood Road, N.E.
     Cedar Rapids, Iowa 52499-0001

The directors and officers of AFSG Securities Corporation are as follows:

Larry N. Norman                    Thomas R. Moriarty
Director and President             Vice President

Frank A. Camp                      Robert W. Warner
Secretary                          Assistant Compliance Officer

Lisa Wachendorf                    Linda Gilmer
Director, Vice President and       Controller and Treasurer
Chief Compliance Officer
                                   Priscilla Hechler
Anne M. Spaes                      Assistant Vice President and Assistant
Director and Vice President        Secretary

Emily Bates                        Thomas Pierpan
Assistant Treasurer                Assistant Vice President and Assistant
                                   Secretary

Clifton Flenniken                  Darin D. Smith
Assistant Treasurer                Assistant Vice President and Assistant
                                   Secretary

The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.

Commissions and Other Compensation Received by Principal Underwriter.
--------------------------------------------------------------------

AFSG Securities Corporation, the broker/dealer, received $0 from the Registrant for the year ending December 31, 1999, for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

AFSG Securities Corporation serves as the principal underwriter for the PFL Endeavor Variable Annuity Account, the PFL Endeavor Platinum Variable Annuity Account, the PFL Retirement Builder Variable Annuity Account, the PFL Life Variable Annuity Account A, the PFL Life Variable Annuity Account C, the PFL Life Variable Annuity Account D, PFL Life Variable Annuity Account E, Separate Account VA F, the PFL Wright Variable Annuity Account, the AUSA Endeavor Variable Annuity Account, and PFL Endeavor Variable Life Account. These accounts are separate accounts of PFL Life Insurance Company or AUSA Life Insurance Company, Inc. AFSG Securities Corporation also serves as principal underwriter for Separate Account I, Separate Account II, and Separate Account V of Peoples Benefit Life Insurance Company, and for Separate Account C of AUSA Life Insurance Company, Inc.

Item 30.  Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by PFL Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31.  Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32.  Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or
     (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to PFL at the address or phone number listed in the Prospectus.

(d) PFL Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life Insurance Company.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 20/th/ day of
                                                               ------
September, 2000.
---------


                                             SEPARATE ACCOUNT VA I

                                             PFL LIFE INSURANCE COMPANY
                                             Depositor

                                             /s/ Larry N. Norman
                                             -------------------
                                             Larry N. Norman
                                             President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures                Title                          Date
----------                -----                          ----

/s/ Bart Herbert Jr.      Director                       September 20, 2000
------------------------
Bart Herbert, Jr.

/s/ Patrick S. Baird      Director                       September 20, 2000
------------------------
Patrick S. Baird

/s/ Larry N. Norman       Director                       September 20, 2000
------------------------
Larry N. Norman           (Principal Executive Officer)

/s/ Craig D. Vermie       Director                       September 20, 2000
------------------------
Craig D. Vermie

/s/ Douglas C. Kolsrud    Director                       September 20, 2000
------------------------
Douglas C. Kolsrud

/s/ Robert J. Kontz       Vice President and             September 20, 2000
------------------------
Robert J. Kontz           Corporate Controller

/s/ Brenda K. Clancy      Treasurer                      September 20, 2000
------------------------
Brenda K. Clancy

                                                                Registration No.
                                                                      333-______



                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                _______________

                                    EXHIBITS

                                       TO

                                    FORM N-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                                      FOR

                        THE U.S. BANCORP INVESTMENT INC.
                                 PRINCIPAL-PLUS
                                VARIABLE ANNUITY

                                _______________

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.     Description of Exhibit                                             Page No.*
-----------     ----------------------                                             ---------
(1)(a)          Resolution of Board of Directors

(3)(a)          Principal Underwriting Agreement

(3)(b)          Form of Broker/Dealer Supervision and Sales Agreement

(8)(a)(1) Form of Amended Schedule A to Participation Agreement by and between Putnam Variable Trust, Putnam Mutual Funds
                Corp. and PFL Life Insurance Company

(8)(b)          Form of Participation Agreement by and among First
                American Insurance Portfolios, Inc., First American
                Asset Management, a Division of U.S. Bank National
                Association, and PFL Life Insurance Company

(8)(c)(1)       Form of Amended Exhibit A and Exhibit B to Participation
                Agreement by and between PFL Life Insurance Company,
                Federated Insurance Series and Federates Securities Corp.

(14)            Powers of Attorney

___________________________
* Page numbers included only in manually executed original.